As filed with the Securities and Exchange Commission on May [   ], 2019


Securities Act File No. 333-223924

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
☒ **REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933**

Check the appropriate box or boxes:

☐   Pre-Effective Amendment No.

☒   Post-Effective Amendment No. 3

TRIPLEPOINT VENTURE GROWTH BDC CORP.
(Exact Name of Registrant as Specified in Charter)

c/o TriplePoint Advisers LLC
2755 Sand Hill Road, Suite 150, Menlo Park, California 94025
(Address of Principal Executive Offices)

(650) 854-2090
(Registrant's Telephone Number, Including Area Code)

James P. Labe
Chief Executive Officer and Chairman
2755 Sand Hill Road, Suite 150, Menlo Park, California 94025
(Name and Address of Agent for Service)

COPIES TO:

Harry S. Pangas, Esq.
Dechert LLP
1900 K Street NW
Washington, DC 20006
Tel: (202) 261-3300
Fax: (202) 261-3333

Approximate date of proposed public offering:
From time to time after the effective date of this registration statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☒   when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price[1]	Amount of Registration Fee[7]
Common Stock, $0.01 par value per share[2][3]		
Preferred Stock, $0.01 par value per share[2]		
Subscription Rights[2]		
Warrants[4]		
Debt Securities[5]		
Total	$500,000,000[6]	$16,107.19

(1)   Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee. The proposed maximum offering price per security will be determined, from time to time, by TriplePoint Venture Growth BDC Corp. (the "Registrant") in connection with the sale of the securities registered under this Registration Statement.

(2)   Subject to note 6 below, there is being registered hereunder an indeterminate number of shares of common stock, preferred stock, or subscription rights as may be sold, from time to time.

(3)   Includes such indeterminate number of shares of the Registrant's common stock as may, from time to time, be issued upon conversion or exchange of other securities registered hereunder, to the extent any such securities are, by their terms, convertible or exchangeable for common stock.

(4)   Subject to note 6 below, there is being registered hereunder an indeterminate number of the Registrant's warrants as may be sold, from time to time, representing rights to purchase common stock, preferred stock or debt securities of the Registrant.

(5)   Subject to note 6 below, there is being registered hereunder an indeterminate number of debt securities of the Registrant as may be sold, from time to time. If any debt securities of the Registrant are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $500,000,000.

(6)   In no event will the aggregate offering price of all securities issued from time to time pursuant to this Registration Statement exceed $500,000,000.

(7)   Previously paid.

$500,000,000



**Common Stock
Preferred Stock
Warrants
Subscription Rights
Debt Securities**

TriplePoint Venture Growth BDC Corp. is an externally managed, closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"). We have elected to be treated, and intend to qualify annually, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes. We serve as the primary financing source for the venture growth stage business segment of TriplePoint Capital LLC's investment platform. We refer to TriplePoint Capital LLC as "TPC" or "TriplePoint Capital." Our investment objective is to maximize our total return to stockholders primarily in the form of current income and, to a lesser extent, capital appreciation by primarily lending with warrant investments to venture growth stage companies focused in technology, life sciences and other high growth industries that are backed by TPC's select group of leading venture capital investors.

Our investment activities are managed by TriplePoint Advisers LLC, or our "Adviser," which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is a subsidiary of TPC.

We may offer, from time to time, in one or more offerings or series, up to $500,000,000 of our common stock, preferred stock, debt securities, subscription rights to purchase shares of our common stock, and warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, which we refer to, collectively, as the "securities". The preferred stock, debt securities, subscription rights and warrants offered hereby may be convertible or exchangeable into shares our common stock. The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus.

In the event we offer common stock, the net proceeds we receive on a per share basis, before offering expenses, will generally not be less than the net asset value per share of our common stock at the time we make the offering. However, we may receive net proceeds on a per share basis, before offering expenses, that are less than our net asset value per share (i) in connection with a rights offering to our existing stockholders, (ii) with the prior approval of the majority (as defined in the 1940 Act) of our common stockholders or (iii) under such other circumstances as the Securities and Exchange Commission, or the "SEC", may permit.

The securities may be offered directly to one or more purchasers, including existing stockholders in a rights offering, or through agents designated from time to time by us, or to or through underwriters or dealers. Each prospectus supplement relating to an offering will identify any agents or underwriters involved in the sale of the securities, and will disclose any applicable purchase price, fee, discount or commissions arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See "Plan of Distribution".

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "TPVG." The reported closing price for our common stock on May [   ], 2019 was $[   ] per share. Our 5.75% Notes due 2022 (the "2022 Notes") are currently listed on the NYSE under the symbol "TPVY". The reported closing price for the 2022 Notes on May [   ], 2019 was $[   ] per unit.

Shares of closed-end investment companies, including business development companies, frequently trade at a discount to their net asset value. If our shares trade at a discount to our net asset value, it will likely increase the risk of loss for purchasers in an offering made pursuant to this prospectus or any related prospectus supplement.

We are an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, as amended, or the "JOBS Act." We expect to remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of the date of our initial public offering, or December 31, 2019. For so long as we remain an emerging growth company under the JOBS Act, we will be subject to reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties, including the risk of leverage and dilution, described in the section titled "Risk Factors" included in, or incorporated by reference into, the applicable prospectus supplement and in any free writing prospectuses we have authorized for use in connection with a specific offering, and under similar headings in the other documents that are incorporated by reference into this prospectus before investing in our securities.

This prospectus describes some of the general terms that may apply to an offering of our securities. We will provide the specific terms of these offerings and securities in one or more supplements to this prospectus. We may also authorize one or more free writing prospectuses to be provided to you in connection with these offerings. The prospectus supplement and any related free writing prospectus may also add, update, or change information contained in this prospectus. You should carefully read this prospectus, the applicable prospectus supplement, and any related free writing prospectus, and the documents incorporated by reference, before buying any of the securities being offered. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. The SEC also maintains a website at http://www.sec.gov that contains such information. This information is also available free of charge by contacting us at 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025, Attention: Investor Relations, or by calling us collect at (650) 854-2090 or on our website at http://www.tpvg.com. Information contained on our website is not incorporated by reference into this prospectus or any supplement to this prospectus and you should not consider that information to be part of this prospectus or any supplement hereto.

Neither the SEC nor any state securities commission has approved or disapproved of these shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this prospectus is   , 2019

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC, using the "shelf" registration process. Under this shelf registration statement, we may offer, from time to time, in one or more offerings, up to $500,000,000 of common stock, preferred stock, debt securities, subscription rights to purchase shares of our common stock, and warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, on terms to be determined at the time of the offering. We may sell our securities through underwriters or dealers, "at-the-market" to or through a market maker, into an existing trading market or otherwise directly to one or more purchasers, including existing stockholders in a rights offering, or through agents or through a combination of methods of sale. The identities of such underwriters, dealers, market makers or agents, as the case may be, will be described in one or more supplements to this prospectus. The securities may be offered at prices and on terms described in one or more supplements to this prospectus.

This prospectus provides you with a general description of the securities that we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. In a prospectus supplement or free writing prospectus, we may also add, update, or change any of the information contained in this prospectus or in the documents we have incorporated by reference into this prospectus. This prospectus, together with the applicable prospectus supplement, any related free writing prospectus, and the documents incorporated by reference into this prospectus and the applicable prospectus supplement, will include all material information relating to the applicable offering. Before buying any of the securities being offered, you should carefully read both this prospectus and the applicable prospectus supplement and any related free writing prospectus, together with the additional information described in the section titled "Available Information."

This prospectus may contain estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors," that could cause results to differ materially from those expressed in these publications and reports.

This prospectus includes summaries of certain provisions contained in some of the documents described in this prospectus, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed, or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described in the section titled "Available Information."

You should rely only on the information included or incorporated by reference in this prospectus, any prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized any dealer, salesperson or other person to provide you with different information or to make representations as to matters not stated in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus, any applicable prospectus supplement and any free writing prospectus prepared by or on behalf of us or to which we have referred you do not constitute an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction where it is unlawful for that person to make such an offer or solicitation or to any person in any jurisdiction to whom it is unlawful to make such an offer or solicitation. You should not assume that the information included or incorporated by reference in this prospectus or any prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates.

PROSPECTUS SUMMARY

This summary highlights information included elsewhere in this prospectus or incorporated by reference. It is not complete and may not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, the applicable prospectus supplement, and any related free writing prospectus, including the risks of investing in our securities discussed in the section titled "Risk Factors" in the applicable prospectus supplement and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus. Before making your investment decision, you should also carefully read the information incorporated by reference into this prospectus, including our financial statements and related notes, and the exhibits to the registration statement of which this prospectus is a part. Any yield information contained or incorporated by reference in this prospectus related to debt investments in our investment portfolio is not intended to approximate a return on your investment in us and does not take into account other aspects of our business, including our operating and other expenses, or other costs incurred by you in connection with your investment in us.

Except as otherwise indicated in this prospectus, the terms:

- "we," "us" and "our" refer to TriplePoint Venture Growth BDC Corp., a Maryland corporation, and its wholly owned subsidiaries;

- "Adviser" refers to TriplePoint Advisers LLC, a Delaware limited liability company, our investment adviser and a subsidiary of TPC;

- "Administrator" refers to TriplePoint Administrator LLC, a Delaware limited liability company, our administrator and a subsidiary of our Adviser;

- "TPC" and "TriplePoint Capital" refer to TriplePoint Capital LLC, a Delaware limited liability company; and

- "Financing Subsidiary" refers to TPVG Variable Funding Company LLC, a Delaware limited liability company and our wholly owned subsidiary.

TriplePoint Venture Growth BDC Corp.

We are an externally managed, closed-end, non-diversified management investment company that was formed as a Maryland corporation on June 28, 2013 and has elected to be treated as a business development company, or "BDC," under the Investment Company Act of 1940, as amended, or the "1940 Act." We also have elected to be treated, and intend to qualify annually, as a regulated investment company, or "RIC," under Subchapter M of the Internal Revenue Code of 1986, as amended, or the "Code," for U.S. federal income tax purposes. We are an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, as amended, or the "JOBS Act." We expect to remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of the date of our initial public offering, or December 31, 2019. For so long as we remain an emerging growth company under the JOBS Act, we will be subject to reduced public company reporting requirements.

We serve as the primary financing source for the venture growth stage business segment of TriplePoint Capital's global investment platform. Our investment objective is to maximize our total return to stockholders primarily in the form of current income and, to a lesser extent, capital appreciation by primarily lending with warrant investments to venture growth stage companies focused in technology, life sciences and other high growth industries that are backed by TPC's select group of leading venture capital investors.

We originate and invest primarily in loans that have a secured collateral position and are generally used by venture growth stage companies to finance their continued expansion and growth, or "growth capital loans," equipment-secured debt financings, or "equipment financings," and, on a select basis, revolving loans, together with, in many cases, attached equity "kickers" in the form of warrant investments, and direct equity investments. We underwrite our investments seeking an unlevered yield-to-maturity on our growth capital loans and


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| TRIPLEPOINT VENTURE | Donnelley Financial | VDI-W7-PFL-1439 12.10.7.0 | ADG viswv0tv | 24-May-2019 01:55 EST | | 684782 TX 2 | 9* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

equipment financings generally ranging from 10% to 18% and on our revolving loans generally ranging from 1% above the applicable prime rate to 10%, in each case, with potential for higher returns in the event we are able to exercise warrant investments and realize gains or sell our related equity investments at a profit. We also generally underwrite our secured loans seeking a loan-to-enterprise value of less than 25%.

We make investments that our Adviser's senior investment team believes have a low probability of loss due to our expertise and the revenue profile, product validation, customer commitments, intellectual property, financial condition and enterprise value of the potential opportunity. We believe these investments provide us with a stable, fixed-income revenue stream along with the potential for equity-related gains on a risk-adjusted basis. We believe that venture growth stage debt market presents a compelling growth channel for us because it has high barriers to entry and is underserved by both traditional lenders and existing debt financing providers to venture capital-backed companies given the brand, reputation and market acceptance, industry relationships, venture lending and leasing expertise, specialized skills, track record, and other factors required to lend to companies backed by leading venture capital investors. Additionally, we believe our investments are distinct compared with the investments made by more traditional lenders because our investments provide us the ability to invest alongside leading venture capital investors in companies focused in technology, life sciences and other high growth industries. We also believe that our investments are distinct compared to the investments made by existing debt financing providers to venture capital-backed companies given our primary focus on venture growth stage companies backed by TPC's select group of leading venture capital investors.

TriplePoint Capital

TPC is widely recognized as a leading global financing provider devoted to serving venture capital-backed companies with creative, flexible and customized debt financing, equity capital and complementary services throughout their lifespan. TPC is located on Sand Hill Road in Silicon Valley and has a primary focus in technology, life sciences and other high growth industries. TPC's portfolio of venture capital-backed companies included and/or includes widely recognized and industry-leading companies, including, among others, Facebook, YouTube, AppNexus, Bloom Energy, Chegg, Etsy, Oncomed, Proteolix, Ring Central, Ruckus Wireless, Segway, Shazam, Splunk, Square, Varonis and Workday.

TPC utilizes a unique, relationship-based lending strategy that primarily targets companies funded by a select group of leading venture capital investors. TPC refers to this approach as the "TriplePoint Lifespan Approach." Key elements of the TriplePoint Lifespan Approach include:

- establishing debt financing relationships with select venture capital-backed companies across all five lifecycle stages of development;

- working with TPC's select group of leading venture capital investors to identify debt financing opportunities within their portfolio companies that we believe have established management teams, strong investor support, large market opportunities, innovative technology or intellectual property and sufficient cash on hand and equity backing to support a potential debt financing opportunity on attractive risk-adjusted terms;

- developing debt financing relationships as early as possible in a venture capital-backed company's lifecycle in order to have a real-time understanding of the company's capital needs and be in a strategic position to evaluate and capitalize on additional investment opportunities as the company matures;

- diligently monitoring the progress and ongoing creditworthiness of a borrower; and

- serving as a creative, flexible and dependable financing partner with a focus on efficiency, responsiveness and customer service.

Our Adviser has entered into a staffing agreement with TPC, or the "Staffing Agreement," under which TPC makes its investment and portfolio management and monitoring teams available to our Adviser.


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| TRIPLEPOINT VENTURE | Donnelley Financial | VDI-W7-PFL-1439 12.10.7.0 | ADG viswv0tv | 24-May-2019 06:17 EST | | 684782 TX 3 | 12* |
| TRIPLEPOINT POS 8C | | PAL | | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

Senior Investment Team

Our Adviser's senior investment team is led by TPC's co-founders, James P. Labe and Sajal K. Srivastava, who have more than 50 years of combined experience in providing debt financing across all stages of a venture capital-backed company's lifecycle and have developed long-standing relationships with, and have an established history of investing alongside, premier venture capital investors as a creative, flexible and dependable financing partner over the long-term. Our Adviser's co-founders have worked together for almost 20 years and its senior investment team includes professionals with extensive experience and backgrounds in technology, life sciences and other high-growth industries as well as in venture capital, private equity and credit. Our Adviser's senior investment team leverages an extensive network of industry contacts and venture capital relationships.

Our Adviser

Our investment activities are managed by our Adviser, which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the "Advisers Act," and is a wholly-owned subsidiary of TPC. Our Adviser is responsible for sourcing, reviewing and structuring investment opportunities for us, underwriting and performing due diligence on our investments and monitoring our investment portfolio on an ongoing basis. Pursuant to an investment advisory agreement we have entered into with our Adviser, or the "Investment Advisory Agreement," we pay our Adviser a base management fee and an incentive fee for its services. During the three years ended December 31, 2018, we paid approximately $[   ] under the Investment Advisory Agreement.

See "Management Agreements" in this prospectus for more information

Our Administrator

Our administrative functions are provided by our Administrator. Our Administrator is responsible for furnishing us with office facilities and equipment and provides us with clerical, bookkeeping, recordkeeping and other administrative services at such facilities. We have entered into an administration agreement with our Administrator, or the "Administration Agreement," under which we pay our Administrator an amount equal to our allocable portion (subject to the review of our Board of Directors, or the "Board") of our Administrator's overhead resulting from its obligations under the Administration Agreement, including rent and the allocable portion of the cost of our Chief Compliance Officer and Chief Financial Officer and their respective staffs associated with performing compliance and financial reporting functions. For the years ended December 31, 2018, December 31, 2017 and December 31, 2016, expenses paid or payable by us to the Administrator under the Administration Agreement were approximately $1.7 million, $1.4 million and $1.6 million, respectively, of which approximately $0.2 million were paid or payable to third party service providers in each of the respective periods.

See "Management Agreements" in this prospectus for more information

Our Structure

The following chart illustrates our ownership structure and relationship with TPC, our Adviser and our Administrator as of March 31, 2019:


Unaffiliated Public Investors
Members of our Adviser's senior investment team, our directors and other affiliated persons and entities
TriplePoint Capital LLC
[97.6%]
[2.4%]
Staffing Agreement
100%
Investment Advisory Agreement
TriplePoint Venture Growth BDC Corp.
TriplePoint Advisers LLC
100%
100%
Administration Agreement
Financing Subsidiary
TriplePoint Administrator LLC

Legal Proceedings

Neither we, our Adviser nor our Administrator are currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us, our Adviser or our Administrator. From time to time, we, our Adviser or our Administrator may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that these proceedings will have a material effect upon our financial condition or results of operations.

Risks Associated with Our Business

Our business is subject to numerous risks, as described in the section titled "Risk Factors" in the applicable prospectus supplement and in any free writing prospectuses we have authorized for use in connection with a specific offering, and under similar headings in the documents that are incorporated by reference into this prospectus, including the section titled "Risk Factors" included in our most recent Annual Report on Form 10-K, as well as in any of our subsequent SEC filings.


FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in our common stock will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "you", or "us" or that "we" will pay fees or expenses, we will pay such fees and expenses out of our net assets and, consequently, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses:	
Sales load payable by us (as a percentage of offering price)	—[1]
Offering expenses (as a percentage of offering price)	—[2]
Dividend reinvestment plan expenses	—%[3]
Total Stockholder Transaction Expenses (as a percentage of offering price)	—%
Annual Expenses (as percentage of net assets attributable to common stock):	
Base management fee payable under the Investment Advisory Agreement	2.09%[4]
Incentive fee payable under the Investment Advisory Agreement (20% of net investment income and realized capital gains)	2.94%[5]
Interest payments on borrowed funds	2.61%[6]
Other expenses	1.34%[7]
Total annual expenses	8.98%

(1) In the event that the securities to which this prospectus relates are sold to or through underwriters or agents, a corresponding prospectus supplement will disclose the applicable sales load.

(2) The prospectus supplement corresponding to each offering will disclose the applicable estimated amount of offering expenses, the offering price and the offering expenses borne by us as a percentage of the offering price.

(3) The expenses associated with the administration of the dividend reinvestment plan are included in "Other expenses." The plan administrator's fees will be paid by us. We will not charge any brokerage charges or other charges to stockholders who participate in the plan. However, your own broker may impose brokerage charges in connection with your participation in the plan. See "Dividend Reinvestment Plan."

(4) Our base management fee, payable quarterly in arrears, is calculated at an annual rate of 1.75% of our average adjusted gross assets, including assets purchased with borrowed amounts and other forms of leverage.

(5) Assumes that annual incentive fees earned by our Adviser, remain consistent with the incentive fees that would have been earned by our Adviser (if not for the cumulative "catch-up" provision explained below) for the quarter ended March 31, 2019 adjusted for equity issuances. The incentive fee consists of two components, investment income and capital gains, which are largely independent of each other, with the result that one component may be payable even if the other is not.

Under the investment income component, we pay our Adviser each quarter 20.0% of the amount by which our pre-incentive fee net investment income for the quarter exceeds a hurdle rate of 2.0% (which is 8.0% annualized) of our net assets at the end of the immediately preceding calendar quarter, subject to a "catch-up" provision pursuant to which our Adviser receives all of such income in excess of the 2.0% level but less than 2.5% and subject to a total return requirement. The effect of the "catch-up" provision is that, subject to the total return provision discussed below, if pre-incentive fee net investment income exceeds 2.5% in any calendar quarter, our Adviser receives 20.0% of our pre-incentive fee net investment income as if the 2.0% hurdle rate did not apply. The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of our pre-incentive fee net investment income is payable except to the extent that 20.0% of the cumulative net increase in net assets resulting from operations since the effective date of our election to be regulated as a BDC (March 5, 2014) exceeds the cumulative incentive fees accrued and/or paid since March 5, 2014. In other words, any investment income incentive fee that is payable in a calendar quarter will be limited to the lesser of (i) 20.0% of the amount by which our pre-incentive fee net investment income for such calendar quarter exceeds the 2.0% hurdle, subject to the "catch-up" provision and (ii) (x) 20.0% of the cumulative net increase in net assets resulting from operations since March 5, 2014 minus (y) the cumulative incentive fees accrued and/or paid since March 5, 2014. For the foregoing purpose, the "cumulative net increase in net assets resulting from operations" is the sum of our pre-incentive fee net investment income, realized gains and losses and unrealized appreciation and depreciation since March 5, 2014.

Under the capital gains component of the incentive fee, we pay our Adviser at the end of each calendar year 20.0% of our aggregate cumulative realized capital gains from inception through the end of that year, computed net of our aggregate cumulative realized capital losses and our aggregate cumulative unrealized depreciation through the end of such year, less the aggregate amount of any previously paid capital gain incentive fees. For the foregoing purpose, our "aggregate cumulative realized capital gains" does not include any unrealized appreciation. It should be noted that we accrue an incentive fee for accounting purposes taking into account any unrealized

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| TRIPLEPOINT VENTURE | Donnelley Financial | VDI-W7-PFL-1439 12.10.7.0 | ADG viswv0tv | 24-May-2019 06:26 EST | | 684782 TX 6 | 13* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS   PMT | 1C |

appreciation in accordance with GAAP. The capital gains component of the incentive fee is not subject to any minimum return to stockholders.

(6) "Interest payments on borrowed funds" represent our estimated annual interest payment, fees and credit facility expenses and are based on results of operations for the quarter ended March 31, 2019 (annualized), including with respect to our $210.0 million revolving credit facility (as amended and restated from time to time, the "Credit Facility") with Deutsche Bank AG, New York Branch, as administrative agent, and our 5.75% Notes due 2022 (the "2022 Notes"). The costs associated with any outstanding indebtedness are indirectly borne by our common stockholders. The amount of leverage we employ at any particular time will depend on, among other things, our Board and our Adviser's assessment of the market and other factors at the time at any proposed borrowing. We may also issue preferred stock, subject to our compliance with applicable requirements under the 1940 Act.

(7) "Other expenses" (approximately $4.5 million) represent our estimated amounts for the current fiscal year, which are based upon the results of our operations for the quarter ended March 31, 2019 (annualized), including payments under the Administration Agreement based on our allocable portion of overhead and other expenses incurred by our Administrator.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have approximately $110.6 million of leverage during the year and that our annual operating expenses would remain at the levels set forth in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$60	$179	$296	$577
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return entirely from realized gains	$70	$207	$338	$643

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. As noted the example includes the realized gains fee from the Investment Advisory Agreement but does not include the income incentive fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an immaterial impact on the expense amounts shown above, is not included in the example. If we achieve sufficient returns on our investments to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. Further, while the example assumes reinvestment of all distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the distribution payable to a participant by (a) 95% of the market price per share of our common stock at the close of trading on the payment date fixed by our Board or (b) the average purchase price of all shares of common stock purchased by the administrator of the dividend reinvestment plan in the event shares are purchased in the open market to satisfy the share requirements of the dividend reinvestment plan, which may be at, above or below net asset value.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.



RISK FACTORS

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should carefully consider the risks and uncertainties described in the section titled "Risk Factors" in the applicable prospectus supplement and any related free writing prospectus, and discussed in the section titled "Risk Factors" in our most recent Annual Report on Form 10-K and any subsequent filings we have made with the SEC that are incorporated by reference into this prospectus, together with other information in this prospectus, the documents incorporated by reference, and any free writing prospectus that we may authorize for use in connection with this offering. The risks described in these documents are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, reputation, financial condition, results of operations, revenue, and future prospects could be seriously harmed. This could cause our net asset value and the trading price of our securities to decline, resulting in a loss of all or part of your investment. Please also read carefully the section titled "Cautionary Statement Regarding Forward-Looking Statements."


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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference herein, contains, and any applicable prospectus supplement or free writing prospectus, including the documents we incorporate by reference therein, may contain forward-looking statements, including statements regarding our future financial condition, business strategy, and plans and objectives of management for future operations. All statements other than statements of historical facts, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, are forward-looking statements. The forward-looking statements contained or incorporated by reference in this prospectus and any applicable prospectus supplement or free writing prospectus may include statements as to:

- our future operating results;

- our business prospects and the prospects of our portfolio companies;

- our relationships with third parties, including venture capital investors;

- the impact and timing of our unfunded commitments;

- the expected market for venture capital investments;

- the performance of our existing portfolio and other investments that we may make in the future;

- the impact of investments that we expect to make;

- actual and potential conflicts of interest with TPC and our Adviser and its senior investment team and Investment Committee;

- our contractual arrangements and relationships with third parties;

- the dependence of our future success on the general economy and its impact on the industries in which we invest;

- the ability of our portfolio companies to achieve their objectives;

- our expected financings and investments;

- the ability of our Adviser to attract, retain and have access to highly talented professionals, including our Adviser's senior management team;

- our ability to qualify and maintain our qualification as a RIC and as a BDC;

- the adequacy of our cash resources and working capital; and

- the timing of cash flows, if any, from the operations of our portfolio companies.

In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," or "would" or the negative of these words or other similar terms or expressions, although not all forward-looking statements include these words or expressions. The forward-looking statements contained or incorporated by reference in this prospectus and any applicable prospectus supplement or free writing prospectus involve risks and uncertainties. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

- an economic downturn could impair our portfolio companies' ability to continue to operate, which could lead to the loss of some or all of our investments in such portfolio companies;

- a contraction of available credit and/or an inability to access the equity markets could impair our lending and investment activities;



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- interest rate volatility could adversely affect our results, particularly given that we use leverage as part of our investment strategy;

- currency fluctuations could adversely affect the results of our investments in foreign companies, particularly to the extent that we receive payments denominated in foreign currency rather than U.S. dollars; and

- the risks, uncertainties and other factors we identify in "Risk Factors" in our most recent Annual Report on Form 10-K and elsewhere contained or incorporated by reference in this prospectus and any applicable prospectus supplement or free writing prospectus.

Discussions containing these forward-looking statements may be found in the sections titled "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference from our most recent Annual Report on Form 10-K and our subsequent SEC filings. We discuss in greater detail, and incorporate by reference into this prospectus in their entirety, many of these risks and uncertainties in the sections titled "Risk Factors" in the applicable prospectus supplement, in any free writing prospectus we may authorize for use in connection with a specific offering and in our most recent Annual Report on Form 10-K, as well as in any of our subsequent SEC filings. In addition, statements that we "believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the applicable date of this prospectus, free writing prospectus and documents incorporated by reference into this prospectus and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely on these statements.


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USE OF PROCEEDS

Unless otherwise specified in any applicable prospectus supplement or in any free writing prospectus we have authorized for use in connection with a specific offering, we expect to use any net proceeds we receive from the sale of securities pursuant to this prospectus for general corporate purposes, which includes making new investments in accordance with our investment objective and strategies, paying operating expenses, including advisory and administrative fees and expenses, and other expenses such as due diligence expenses of potential new investments.

Pending any new investments we may make or the payment of expenses described above, we intend to invest any net proceeds from an offering primarily in cash, cash equivalents, U.S. government securities and other high-quality investment grade investments that mature in one year or less from the date of investment. The income we earn on such temporary investments will generally be significantly less than what we would expect to receive from investments in the types of investments we intend to target. See "Business—Regulation—Temporary Investments" in our most recently filed Annual Report on Form 10-K for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.


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PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock is traded on the NYSE under the symbol "TPVG." The following table sets forth, for each fiscal quarter during the last two fiscal years and the current fiscal year to date, the net asset value ("NAV") per share of our common stock, the high and low closing sales prices for our common stock, such sales prices as a percentage of NAV per share and quarterly distributions per share.

Period	NAV[1]	Closing Sales Price[2] High	Closing Sales Price[2] Low	Premium/ (Discount) of High Sales Price to NAV[3]	Premium/ (Discount) of Low Sales Price to NAV[3]	Declared Distributions
Second Quarter of 2019 (through May [ ], 2019)	*	$[ ]	$[ ]	*	*	$0.36
First Quarter of 2019	$13.59	$ 13.76	$ 11.12	1.3%	(18.2)%	$0.36
Fourth Quarter of 2018	$13.50	$ 13.55	$ 10.38	0.4%	(23.1)%	$0.46[4]
Third Quarter of 2018	$13.59	$ 13.94	$ 12.50	2.6%	(8.0)%	$0.36
Second Quarter of 2018	$13.45	$ 13.26	$ 11.82	(1.4)%	(12.1)%	$0.36
First Quarter of 2018	$13.34	$ 13.23	$ 11.50	(0.8)%	(13.8)%	$0.36
Fourth Quarter of 2017	$13.25	$ 14.00	$ 12.69	5.7%	(4.2)%	$0.36
Third Quarter of 2017	$13.39	$ 14.15	$ 12.59	5.7%	(6.0)%	$0.36
Second Quarter of 2017	$13.52	$ 14.32	$ 13.08	5.9%	(3.3)%	$0.36
First Quarter of 2017	$13.38	$ 14.01	$ 12.16	4.7%	(9.1)%	$0.36

(1) NAV per share is determined as of the last day in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.

(2) Closing sales price as provided by the NYSE.

(3) Calculated as of the respective high or low closing sales price divided by the quarter end NAV and subtracting 1.

(4) Includes a $0.10 per share special distribution.

* Not determinable at the time of filing.

On May [   ], 2019, the reported sales price of our common stock was $[   ] per share. As of May [   ], 2019, we had [   ] stockholders of record.

Shares of BDCs may trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that shares of our common stock will trade at a discount from NAV or at premiums that are unsustainable over the long term are separate and distinct from the risk that our NAV will decrease. As of May [   ], 2019, shares of our common stock traded at a premium of [   ]% of the NAV attributable to those shares as of March 31, 2019. It is not possible to predict whether the shares offered hereby will trade at, above or below NAV.

Distributions

It is our intention to distribute all or substantially all of our taxable income earned over the course of the year. However, we may choose not to distribute all of our taxable income for a number of reasons, including retaining excess taxable income for investment purposes and/or defer the payment of distributions associated with the excess taxable income for future calendar years. For the three months ended March 31, 2019, total distributions of $0.36 per share were declared and paid and represented a distribution of ordinary income as our earnings and profits for 2018 exceeded our distributions. As of December 31, 2018, we estimated we had undistributed 2018 taxable earnings of approximately $4.6 million. This "spillover" income will be paid as part of the 2019 dividends. On April 25, 2019, the Board declared a $0.36 per share regular quarterly dividend, payable on June 14, 2019, to stockholders of record on May 31, 2019. We will not be able to determine whether any specific distribution will be treated as made out of our taxable earnings or as a return of capital until after the end of our taxable year. Any amount treated as a return of capital will reduce a stockholder's adjusted tax basis in his or her common stock, thereby increasing his or her potential gain or reducing his or her potential loss on the



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subsequent sale or other disposition of his or her common stock. For purposes of issuing and publishing the Rule 19a-1 notice required under the 1940 Act, we will calculate both our current and accumulated earnings and profits on a tax basis in order to determine the amount of any distribution that constituted a return of capital to our stockholders. While such distributions are not taxable, because they are a return of the stockholder's investment, net of fund expenses, they reduce a stockholder's basis in his, her, or its shares of common stock, which may result in the stockholder recognizing more taxable capital gains, or a lower capital loss, when the shares of common stock are eventually sold.

We have elected to be treated, and intend to qualify annually, as a RIC under the Code, beginning with our taxable year ended December 31, 2014. To obtain and maintain RIC tax treatment, we must distribute at least 90% of our net ordinary income and net realized short-term capital gains in excess of our net realized long-term capital losses, if any, to our stockholders. In order to avoid a nondeductible 4% U.S. federal excise tax on certain of our undistributed income, we would need to distribute during each calendar year an amount at least equal to the sum of: (a) 98% of our ordinary income (not taking into account any capital gains or losses) for such calendar year; (b) 98.2% of the amount by which our capital gains exceed our capital losses (adjusted for certain ordinary losses) for a one-year period ending on October 31 of the calendar year (unless an election is made by us to use our taxable year); and (c) certain undistributed amounts from previous years on which we paid no U.S. federal income tax. For the tax years ended December 31, 2014, 2015, 2017 and 2018, we were subject to a 4% U.S. excise tax and we may be subject to this tax in future years. In such cases, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

We currently intend to distribute net long-term capital gains if any, at least annually out of the assets legally available for such distributions. However, we may in the future decide to retain some or all of our long-term capital gains but designate the retained amount as a "deemed distribution." In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include their share of the deemed distribution in income as if it had been distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to their allocable share of the tax paid on the deemed distribution by us. The amount of the deemed distribution net of such tax will be added to such stockholder's tax basis in such stockholder's common stock. Since we expect to pay tax on any retained capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against such individual stockholder's other U.S. federal income tax obligations or may be refunded to the extent it exceeds such individual stockholder's liability for U.S. federal income tax. We cannot assure any stockholder that we will achieve results that will permit us to pay any cash distributions, and if we issue senior securities, we may be prohibited from making distributions if doing so would cause us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if such distributions are limited by the terms of any of our borrowings.

Unless a stockholder elects to receive distributions in cash, we intend to make such distributions in additional shares of our common stock under our dividend reinvestment plan. Although distributions paid in the form of additional shares of our common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, investors participating in our dividend reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. If a stockholder holds shares of our common stock in the name of a broker or financial intermediary, such stockholder should contact such broker or financial intermediary regarding the election to receive distributions in cash in lieu of shares of our common stock. Any distributions reinvested through the issuance of shares through our dividend reinvestment plan will increase our assets on which the base management fee and the incentive fee are determined and paid to our Adviser.



SENIOR SECURITIES

Information about our senior securities is shown in the following table as of the quarter ended March 31, 2019 (unaudited) and each of the years ended December 31, 2018, December 31, 2017, December 31, 2016, December 31, 2015, and December 31, 2014. The report of Deloitte & Touche, LLP, an independent registered public accounting firm, on the Senior Securities table as of December 31, 2018, has been filed as an exhibit to the registration statement of which this prospectus is a part.

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
Revolving Credit Facility				
As of March 31, 2019 (unaudited)	$ 80,776	$ 6.10	—	N/A
As of December 31, 2018	$ 23,000	$18.79	—	N/A
As of December 31, 2017	$ 67,000	$ 5.62	—	N/A
As of December 31, 2016	$115,000	$ 3.34	—	N/A
As of December 31, 2015	$ 18,000	$16.81	—	N/A
As of December 31, 2014	$118,000	$ 2.23	—	N/A
2020 Notes				
As of March 31, 2019 (unaudited)	—	—	—	N/A
As of December 31, 2018	—	—	—	N/A
As of December 31, 2017	—	—	—	N/A
As of December 31, 2016(5)	$ 54,625	$ 7.03	—	$25.25
As of December 31, 2015(5)	$ 54,625	$ 5.54	—	$25.13
2022 Notes				
As of March 31, 2019 (unaudited)	$ 74,750	$ 6.59	—	$25.31
As of December 31, 2018	$ 74,750	$ 5.78	—	$25.31
As of December 31, 2017(5)	$ 74,750	$ 5.04	—	$25.46
Total Senior Securities				
As of March 31, 2019 (unaudited)	$155,526	$ 3.17	—	N/A
As of December 31, 2018	$ 97,750	$ 4.42	—	N/A
As of December 31, 2017	$141,750	$ 2.66	—	N/A
As of December 31, 2016	$169,625	$ 2.26	—	N/A
As of December 31, 2015	$ 72,625	$ 4.17	—	N/A
As of December 31, 2014	$118,000	$ 2.23	—	N/A

(1) Total amount of senior securities outstanding at the end of the period presented.

(2) Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities and indebtedness not represented by senior securities, in relation to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness.

(3) The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it. The "—" indicates information which the SEC expressly does not require to be disclosed for certain types of senior securities.

(4) Not applicable for credit facility senior securities as they are not registered for public trading. For 2020 Notes, the amounts represent the average of the daily closing prices on the NYSE for the year ended December 31, 2016 and for the period from August 4, 2015 (date of issuance) through December 31, 2015. For the 2022 Notes, the amount represents the average of the daily closing prices on the NYSE for the quarter ended March 31, 2019, the year ended December 31, 2018 and the period from July 14, 2017 (date of issuance) through December 31, 2017.

(5) 2020 Notes and 2022 Notes are disclosed at the gross amount outstanding.


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PORTFOLIO COMPANIES

The following table sets forth certain information for each company in our investment portfolio as of March 31, 2019 (dollars in thousands). As of March 31, 2019, we do not "control" any of our portfolio companies, as defined in the 1940 Act. In general, under the 1940 Act, we would "control" a company if we owned more than 25% of its voting securities and would be an "affiliate" of a company if we owned 5% or more of its voting securities.

Venture Growth Stage Company	Industry	Type of Investment	Outstanding Principal	Cost (6)	Fair Value	Maturity Date
Debt Investments						
Biofuels / Biomass						
Harvest Power, Inc. 221 Crescent Street, Suite 402 Waltham, MA 2453	Biofuels / Biomass	Growth Capital Loan (7.00% interest rate, 9.00% EOT payment)	$ 13,247	$ 14,866	$ 14,398	4/30/2020
Total Biofuels / Biomass—4.27%*			13,247	14,866	14,398	
Building Materials/Construction Machinery						
View, Inc. 195 S. Milpitas Blvd. Milpitas, CA 95035	Building Materials/ Construction Machinery	Equipment Loan (Prime + 8.00% interest rate, 14.00% EOT payment)	10,439	10,817	10,866	6/30/2021
	Building Materials/ Construction Machinery	Equipment Loan (Prime + 8.00% interest rate, 14.00% EOT payment)	4,998	5,173	5,197	6/30/2021
	Building Materials/ Construction Machinery	Equipment Loan (Prime + 8.00% interest rate, 14.00% EOT payment)	6,949	7,154	7,188	7/31/2021
	Building Materials/ Construction Machinery	Equipment Loan (Prime + 8.00% interest rate, 14.00% EOT payment)	1,664	1,695	1,703	9/30/2021
	Building Materials/ Construction Machinery	Equipment Loan (Prime + 8.00% interest rate, 14.00% EOT payment)	2,160	2,181	2,190	11/30/2021
	Building Materials/ Construction Machinery	Equipment Loan (Prime + 8.00% interest rate, 14.00% EOT payment)	1,731	1,746	1,753	11/30/2021
	Building Materials/ Construction Machinery	Equipment Loan (Prime + 8.00% interest rate, 14.00% EOT payment)	2,536	2,546	2,558	12/31/2021
	Building Materials/ Construction Machinery	Equipment Loan (Prime + 8.00% interest rate, 14.00% EOT payment)	2,657	2,667	2,680	12/31/2021
Total Building Materials/Construction Machinery—10.12%*			33,134	33,979	34,135	
Buildings and Property						
Knotel. Inc. 33 W. 17th Street, 2nd Floor New York, NY 10011	Buildings and Property	Growth Capital Loan (Prime + 4.25% interest rate, 9.00% EOT payment)	9,000	8,886	8,886	8/31/2022
	Buildings and Property	Growth Capital Loan (Prime + 4.25% interest rate, 9.00% EOT payment)	6,000	5,912	5,912	9/30/2022
Total Buildings and Property—4.39%*			15,000	14,798	14,798	
Business Applications Software						
HI.Q, Inc. 2513 Charleston Road, Suite 102 Mountain View, 94043	Business Applications Software	Growth Capital Loan (11.00% interest rate, 2.00% EOT payment)	13,250	13,022	13,022	6/30/2023
MapR Technologies, Inc. 350 Holger Way San Jose, CA 95134	Business Applications Software	Equipment Lease (8.25% interest rate, 10.00% EOT payment) (1)	193	328	328	6/30/2019
	Business Applications Software	Equipment Loan (6.50% interest rate,10.00% EOT payment)	92	174	174	6/30/2019
	Business Applications Software	Equipment Lease (8.50% interest rate, 10.00% EOT payment) (1)	55	65	65	12/31/2019

Venture Growth Stage Company	Industry	Type of Investment	Outstanding Principal	Cost (6)	Fair Value	Maturity Date
	Business Applications Software	Equipment Loan (6.75% interest rate,10.00% EOT payment)	$ 81	$ 109	$ 109	10/31/2019
	Business Applications Software	Equipment Lease (8.75% interest rate, 10.00% EOT payment) (1)	231	259	259	4/30/2020
	Business Applications Software	Equipment Loan (7.00% interest rate,10.00% EOT payment)	52	64	64	1/31/2020
	Business Applications Software	Equipment Lease (9.00% interest rate, 10.00% EOT payment) (1)	351	380	380	7/31/2020
	Business Applications Software	Equipment Loan (7.00% interest rate,10.00% EOT payment)	375	431	431	4/30/2020
	Business Applications Software	Equipment Lease (9.00% interest rate, 10.00% EOT payment) (1)	331	350	350	10/31/2020
	Business Applications Software	Equipment Loan (7.25% interest rate,10.00% EOT payment)	185	203	203	7/31/2020
	Business Applications Software	Equipment Lease (9.25% interest rate, 10.00% EOT payment) (1)	304	315	315	1/31/2021
	Business Applications Software	Equipment Loan (7.50% interest rate,10.00% EOT payment)	120	128	128	10/31/2020
	Business Applications Software	Equipment Lease (9.50% interest rate, 10.00% EOT payment) (1)	503	516	516	4/30/2021
	Business Applications Software	Equipment Loan (7.75% interest rate,10.00% EOT payment)	271	280	280	1/31/2021
	Business Applications Software	Equipment Lease (9.75% interest rate, 10.00% EOT payment) (1)	668	677	677	7/31/2021
	Business Applications Software	Equipment Loan (10.0% interest rate)	282	282	282	9/30/2019
			4,094	4,561	4,561	
OneSource Virtual, Inc. 9001 Cypress Waters Blvd Dallas, TX 75063	Business Applications Software	Growth Capital Loan (Prime + 2.50% interest rate, 2.25% EOT payment)	10,000	10,225	10,225	3/31/2019
Passport Labs, Inc. 128 South Tryon Street, #220 Charlotte, NC 28202	Business Applications Software	Growth Capital Loan (Prime + 4.25% interest rate, 5.25% EOT payment)	19,000	18,743	18,743	10/31/2022
Quantcast Corporation 795 Folsom Street San Francisco, CA 94017	Business Applications Software	Growth Capital Loan (Prime + 6.25% interest rate, 6.00% EOT payment)	15,000	15,142	15,142	3/31/2021
Total Business Applications Software—18.30%*			61,344	61,693	61,693	
Business to Business Marketplace						
Adjust GmbH (1) (3) Saarbrucker Strasse 37a 10405 Berlin	Business to Business Marketplace	Growth Capital Loan (Prime + 4.75% interest rate, 2.50% PIK interest rate)	20,086	19,708	19,708	1/31/2022
	Business to Business Marketplace	Growth Capital Loan (Prime + 4.75% interest rate, 2.50% PIK interest rate)	8,041	7,891	7,891	1/31/2022
Total Business to Business Marketplace—8.18%*			28,127	27,599	27,599	
Consumer Products and Services						
Clutter, Inc. 3526 Hayden Avenue Culver City, CA 90232	Consumer Products and Services	Growth Capital Loan (Prime + 3.00% interest rate, 4.00% EOT payment)	6,303	6,200	6,241	10/31/2020
	Consumer Products and Services	Growth Capital Loan (Prime + 4.50% interest rate, 4.00% EOT payment)	5,000	4,896	4,932	10/31/2021
	Consumer Products and Services	Growth Capital Loan (Prime + 3.00% interest rate, 4.00% EOT payment)	1,391	1,362	1,372	12/31/2020
	Consumer Products and Services	Growth Capital Loan (Prime + 4.50% interest rate, 4.00% EOT payment)	1,932	1,881	1,896	1/31/2022
			14,626	14,339	14,441	

15

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200G9SHXfRIMt%HtQ

Venture Growth Stage Company	Industry	Type of Investment	Outstanding Principal	Cost (6)	Fair Value	Maturity Date
Outdoor Voices, Inc. 1637 E 2nd Street Austin, TX 78702	Consumer Products and Services	Growth Capital Loan (Prime + 5.00% interest rate, 9.75% EOT payment)	$ 4,000	$ 3,877	$ 3,877	2/28/2022
Total Consumer Products and Services—5.43%*			18,626	18,216	18,318	
Consumer Retail						
LovePop, Inc. 125 Lincoln Street, Floor5 Boston, MA 02111	Consumer Retail	Growth Capital Loan (Prime + 4.75% interest rate, 6.75% EOT payment)	10,000	9,845	9,845	11/30/2021
Total Consumer Retail—2.92%*			10,000	9,845	9,845	
E-Commerce—Clothing and Accessories						
FabFitFun, Inc. 360 N. La Cienega Blvd. Los Angeles, CA 90048	E-Commerce— Clothing and Accessories	Growth Capital Loan (10.50% interest rate, 6.00% EOT payment)	5,000	5,027	5,050	2/28/2021
Outfittery GMBH (1)(2)(3) Leuschnerdamm 31 10999 Berlin. Germany	E-Commerce— Clothing and Accessories	Growth Capital Loan (12.25% interest rate, 9.00% EOT payment)	6,925	6,974	6,585	8/31/2021
	E-Commerce— Clothing and Accessories	Growth Capital Loan (12.00% interest rate, 9.00% EOT payment)	2,360	2,312	2,198	6/30/2021
	E-Commerce— Clothing and Accessories	Growth Capital Loan (12.75% interest rate, 9.00% EOT payment)	2,294	2,180	2,132	12/31/2021
			11,579	11,466	10,915	
Stance, Inc. 193 Avenida La Pata San Clemente, CA 92673	E-Commerce— Clothing and Accessories	Growth Capital Loan (Prime + 4.50% interest rate, 5.50% EOT payment)	2,000	2,012	2,012	4/30/2020
Untuckit LLC 110 Greene Street New York , NY 10012	E-Commerce— Clothing and Accessories	Growth Capital Loan (Prime + 4.00% interest rate, 4.50% EOT payment)	1,693	1,761	1,761	11/30/2019
	E-Commerce— Clothing and Accessories	Growth Capital Loan (Prime + 4.00% interest rate, 4.50% EOT payment)	3,000	3,048	3,048	3/31/2020
	E-Commerce— Clothing and Accessories	Growth Capital Loan (Prime + 4.75% interest rate, 4.50% EOT payment)	4,500	4,541	4,541	3/31/2020
			9,193	9,350	9,350	
Total E-Commerce—Clothing and Accessories—8.10%*			27,772	27,855	27,327	
E-Commerce—Personal Goods						
Enjoy Technology, Inc. 171 Constitution Drive Menlo Park, CA 94025	E-Commerce—Personal Goods	Growth Capital Loan (Prime + 5.25% interest rate, 5.50% EOT payment)	10,000	9,777	9,777	9/30/2021
Total E-Commerce—Personal Goods—2.90%*			10,000	9,777	9,777	
Entertainment						
Mind Candy Limited (1)(3)(12) 15 Bonhill Street 4th Floor, Bonhill Building London, United Kingdom	Entertainment	Growth Capital Loan (11.00% PIK, 3.00% Cash, 9.50% EOT payment)	10,730	11,681	6,886	1/31/2019
Roli, Ltd. (1)(2)(3) 2 Glebe Road London, E8 4BD	Entertainment	Growth Capital Loan (11.00% interest rate, 9.50% EOT payment)	10,732	10,610	10,244	5/31/2021
	Entertainment	Growth Capital Loan (11.00% interest rate, 9.50% EOT payment)	1,342	1,326	1,280	5/31/2021
	Entertainment	Growth Capital Loan (11.25% interest rate, 9.50% EOT payment)	1,325	1,299	1,268	7/31/2021
	Entertainment	Revolver (Prime + 3.25% interest rate, 5.00% EOT payment)	129	129	127	6/30/2019
	Entertainment	Revolver (Prime + 4.25% interest rate, 5.00% EOT payment)	1,898	1,898	1,870	6/30/2019

TRIPLEPOINT VENTURE | Donnelley Financial | VDI-W7-PFL-1439 12.10.7.0 | ADG viswv0tv | 24-May-2019 06:11 EST | 684782 TX 17 | 22*
TRIPLEPOINT POS 8C | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT 1C

200G9$HXfRIMvyNM

Venture Growth Stage Company	Industry	Type of Investment	Outstanding Principal	Cost (6)	Fair Value	Maturity Date
	Entertainment	Revolver (Prime + 4.25% interest rate, 5.00% EOT payment)	$ 4,556	$ 4,556	$ 4,508	6/30/2019
			19,982	19,818	19,297	
Total Entertainment—7.76%*			30,712	31,499	26,183	
Financial Institution and Services						
BlueVine Capital, Inc. 2225 East Bayshore Road, Suite 200 Palo Alto, CA 94303	Financial Institution and Services	Growth Capital Loan (9.25% interest rate, 3.05% EOT payment)	5,000	5,072	5,072	9/30/2019
	Financial Institution and Services	Growth Capital Loan (9.25% interest rate, 3.05% EOT payment)	5,000	5,071	5,071	9/30/2019
			10,000	10,143	10,143	
Prodigy Finance Limited (1)(3) 25 Fouberts Place London, United Kingdom	Financial Institution and Services	Growth Capital Loan (Prime + 7.75% interest rate, 10.00% EOT payment)	18,000	18,346	18,346	12/31/2020
	Financial Institution and Services	Growth Capital Loan (Prime + 7.75% interest rate, 10.00% EOT payment)	2,200	2,217	2,217	3/31/2021
	Financial Institution and Services	Growth Capital Loan (Prime + 7.75% interest rate, 10.00% EOT payment)	3,300	3,278	3,278	7/31/2021
	Financial Institution and Services	Growth Capital Loan (Prime + 7.75% interest rate, 10.00% EOT payment)	2,500	2,480	2,480	8/31/2021
	Financial Institution and Services	Growth Capital Loan (Prime + 7.75% interest rate, 10.00% EOT payment)	1,500	1,484	1,484	9/30/2021
	Financial Institution and Services	Growth Capital Loan (Prime + 7.75% interest rate, 10.00% EOT payment)	2,500	2,473	2,473	9/30/2021
	Financial Institution and Services	Growth Capital Loan (Prime + 7.75% interest rate, 10.00% EOT payment)	6,000	5,895	5,895	11/30/2021
	Financial Institution and Services	Growth Capital Loan (Prime + 7.75% interest rate, 10.00% EOT payment)	4,000	3,918	3,918	12/31/2021
			40,000	40,091	40,091	
WorldRemit Limited (1)(3) 62 Buckingham Gate London, United Kingdom	Financial Institution and Services	Growth Capital Loan (Prime + 8.75% interest rate, 10.00% EOT payment)	5,000	5,434	5,434	6/30/2019
	Financial Institution and Services	Growth Capital Loan (Prime + 8.75% interest rate, 10.00% EOT payment)	5,000	5,433	5,433	6/30/2019
	Financial Institution and Services	Growth Capital Loan (Prime + 8.75% interest rate, 10.00% EOT payment)	5,000	5,321	5,321	11/30/2019
	Financial Institution and Services	Growth Capital Loan (Prime + 8.75% interest rate, 10.00% EOT payment)	10,000	9,993	9,993	6/30/2021
			25,000	26,181	26,181	
Total Financial Institution and Services—22.66%*			75,000	76,415	76,415	
Human Resources/Recruitment						
Hired, Inc. 303 2nd Street South Tower, Suite 600 San Francisco, CA 94107	Human Resources/ Recruitment	Growth Capital Loan (Prime + 5.00% interest rate, 6.00% EOT payment)	5,000	4,881	4,881	9/30/2022
	Human Resources/ Recruitment	Growth Capital Loan (Prime + 6.50% interest rate, 7.25% EOT payment)	5,000	4,881	4,881	3/31/2022
Total Human Resources/Recruitment—2.90%*			10,000	9,762	9,762	

Venture Growth Stage Company	Industry	Type of Investment	Outstanding Principal	Cost (6)	Fair Value	Maturity Date
Network Systems Management Software						
Virtual Instruments Corporation 25 Metro Drive San Jose, CA 95110	Network Systems Management Software	Growth Capital Loan (10.00% interest rate)	$ 5,000	$ 5,000	$ 5,000	4/4/2020
	Network Systems Management Software	Growth Capital Loan (5.00% PIK interest rate)	24,512	24,512	22,279	4/4/2021
	Network Systems Management Software	Growth Capital Loan (5.00% PIK interest rate)	4,789	4,789	3,756	4/4/2021
Total Network Systems Management Software—9.20%*			34,301	34,301	31,035	
Other Financial Services						
Upgrade, Inc. 275 Battery Street, 23rd Floor San Francisco, CA 94111	Other Financial Services	Growth Capital Loan (9.50% interest rate, 8.50% EOT payment)	6,000	5,909	5,909	1/31/2023
	Other Financial Services	Growth Capital Loan (11.0% interest rate, 8.50% EOT payment)	1,522	1,497	1,497	1/31/2023
	Other Financial Services	Growth Capital Loan (8.50% interest rate, 2.75% EOT payment)	6,391	6,311	6,311	1/31/2020
	Other Financial Services	Growth Capital Loan (9.50% interest rate, 6.25% EOT payment)	6,087	5,973	5,973	2/28/2022
Total Other Financial Services—5.84%*			20,000	19,690	19,690	
Real Estate Services						
Sonder USA, Inc. 101 15th Street San Francisco, CA 94103	Real Estate Services	Growth Capital Loan (Prime + 5.75% interest rate, 5.25% EOT payment)	20,000	19,680	19,680	6/30/2022
Total Real Estate Services—5.84%*			20,000	19,680	19,680	
Restaurant / Food Service						
Munchery, Inc. (2) (7) (13) 375 Alabama Road Suite 300 San Francisco, CA 94110	Restaurant / Food Service	Growth Capital Loan (Prime + 8.25% PIK interest rate, 8.75% EOT payment)	2,589	2,729	1,802	6/30/2019
	Restaurant / Food Service	Growth Capital Loan (Prime + 8.25% PIK interest rate)	300	300	198	6/30/2019
	Restaurant / Food Service	Debtor in Possession Loan (12.50% interest rate per annum)	183	183	183	4/25/2019
	Restaurant / Food Service	Debtor in Possession Loan (12.50% interest rate per annum)	28	28	28	4/25/2019
Total Restaurant / Food Service—0.66%*			3,100	3,240	2,211	
Security Services						
ForgeRock, Inc. 201 Mission Street, Ste. 2900 San Francisco, CA 94105	Security Services	Growth Capital Loan (Prime + 3.75% interest rate, 8.50% EOT payment)	2,192	2,967	2,967	9/30/2019
	Security Services	Growth Capital Loan (Prime + 3.75% interest rate, 8.50% EOT payment)	1,965	2,305	2,305	2/29/2020
	Security Services	Growth Capital Loan (Prime + 2.90% interest rate, 8.00% EOT payment)	10,000	9,790	9,790	9/30/2022
Total Security Services—4.47%*			14,157	15,062	15,062	
Wireless Communications Equipment						
Cambridge Broadband Network Limited (1) (3) (7) Byron House, Cambridge Business Park, Cowley Road Cambridge, United Kingdom	Wireless Communications Equipment	Growth Capital Loan (Prime + 11.75% PIK interest rate)	6,701	6,701	6,093	12/31/2021
	Wireless Communications Equipment	Growth Capital Loan (Prime + 12.00% PIK interest rate)	375	375	375	12/31/2019
Total Wireless Communications Equipment—1.92%*			7,076	7,076	6,468	
Total Debt Investments—125.86%*			**$431,596**	**$435,353**	**$424,396**	

18

Venture Growth Stage Company	Industry	Type of Warrant	Shares	Cost (6)	Fair Value
Warrant Investments (8)					
Advertising / Marketing					
InMobi Pte Ltd. (1)(2)(3)					
7th Floor, Block Delta 'B'					
Embassy Tech Square, Outer Ring Road					
Bangalore Karnataka 560103 India	Advertising / Marketing	Ordinary Shares	48,500	$ 35	$ 148
Total Advertising / Marketing—0.04%*			48,500	35	148
Building Materials/Construction Machinery					
View, Inc.	Building Materials/				
195 S. Milpitas Blvd.	Construction Machinery				
Milpitas, CA 95035		Preferred Stock	4,545,455	500	864
Total Building Materials/Construction Machinery—0.26%*			4,545,455	500	864
Buildings and Property					
Knotel. Inc.					
33 W. 17th Street, 2nd Floor					
New York, NY 10011	Buildings and Property	Preferred Stock	36,026	159	159
Total Buildings and Property—0.05%*			36,026	159	159
Business Applications Software					
FinancialForce.com, Inc.					
595 Market St. Suite 2700	Business Applications				
San Francisco, CA 94105	Software	Preferred Stock	547,440	1,540	2,566
HI.Q, Inc.					
2513 Charleston Road, Suite 102	Business Applications				
Mountain View, 94043	Software	Preferred Stock	606,952	196	437
Lattice Engines, Inc. (2)					
1825 South Grant St., Suite 510	Business Applications				
San Mateo CA 94402	Software	Preferred Stock	396,652	48	95
MapR Technologies, Inc.					
350 Holger Way	Business Applications				
San Jose, CA 95134	Software	Preferred Stock	253,805	41	48
Medallia, Inc. (2)					
395 Page Mill Road, Suite 100	Business Applications				
Palo Alto, CA 94306	Software	Preferred Stock	55,814	11	80
OneSource Virtual, Inc.					
9001 Cypress Waters Blvd	Business Applications				
Dallas, TX 75063	Software	Preferred Stock	39,318	90	90
Passport Labs, Inc.					
128 South Tryon Street, #220	Business Applications				
Charlotte, NC 28202	Software	Preferred Stock	17,448	228	228
Quantcast Corporation (5)					
795 Folsom Street	Business Applications				
San Francisco, CA 94017	Software	Cash Exit Fee	—	213	188
Toast, Inc. (2)					
401 Park Drive, Suite 801	Business Applications				
Boston, MA 02215	Software	Preferred Stock	26,325	27	269
Total Business Applications Software—1.19%*			1,943,754	2,394	4,001
Business to Business Marketplace					
Factual, Inc. (2)					
1999 Avenue of Stars, 4th Floor	Business to Business				
Los Angeles, CA 90067	Marketplace	Preferred Stock	23,536	43	43
Optoro, Inc. (2)					
5001-A Forbes Blvd.	Business to Business				
Lanham, MD 20706	Marketplace	Preferred Stock	10,346	40	37
RetailNext, Inc.					
60 S. Market St. 10th Floor	Business to Business				
San Jose, CA 95113	Marketplace	Preferred Stock	123,420	80	111
Total Business to Business Marketplace—0.06%*			157,302	163	191

19

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200G9$HXfRIPqnjM;

| TRIPLEPOINT VENTURE | Donnelley Financial | VDI-W7-PFD-0183 12.10.7.0 | ADG nairs1tv | 24-May-2019 06:16 EST | | 684782 TX 20 | 17* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

Venture Growth Stage Company	Industry	Type of Warrant	Shares	Cost (6)	Fair Value
Conferencing Equipment / Services					
Fuze, Inc. (fka Thinking Phone Networks, Inc.) (2)					
10 Wilson Rd.	Conferencing				
Cambridge, MA 2138	Equipment / Services	Preferred Stock	323,381	$ 670	$ 203
Total Conferencing Equipment / Services—0.06%*			323,381	670	203
Consumer Products and Services					
Clutter, Inc.					
3526 Hayden Avenue	Consumer Products and				
Culver City, CA 90232	Services	Preferred Stock	77,434	363	530
Quip NYC, Inc. (2)					
45 Main Street	Consumer Products and				
Brooklyn, NY 11201	Services	Preferred Stock	33,017	364	364
Outdoor Voices, Inc.					
1637 E 2nd Street	Consumer Products and				
Austin, TX 78702	Services	Common Stock	255,000	360	360
Total Consumer Products and Services—0.37%*			365,451	1,087	1,254
Consumer Retail					
LovePop, Inc.					
125 Lincoln Street, Floor 5					
Boston, MA 02111	Consumer Retail	Preferred Stock	163,463	168	168
Total Consumer Retail—0.05%*			163,463	168	168
Database Software					
Qubole, Inc. (2)					
469 El Camino Real #205					
Santa Clara, CA 95050	Database Software	Preferred Stock	88,422	41	41
Total Database Software—0.01%*			88,422	41	41
E-Commerce—Clothing and Accessories					
FabFitFun, Inc.					
360 N. La Cienega Blvd.	E-Commerce—Clothing				
Los Angeles, CA 90048	and Accessories	Preferred Stock	40,786	123	42
Outfittery GMBH (1)(2)(3)(5)					
Leuschnerdamm 31	E-Commerce—Clothing				
10999 Berlin. Germany	and Accessories	Cash Exit Fee	—	501	477
Rent the Runway, Inc.					
345 Hudson Street, 6th Floor	E-Commerce—Clothing				
New York, NY 10014	and Accessories	Preferred Stock	88,037	213	428
Rent the Runway, Inc.					
345 Hudson Street, 6th Floor	E-Commerce—Clothing				
New York, NY 10014	and Accessories	Common Stock	149,203	1,081	1,277
Stance, Inc.					
193 Avenida La Pata	E-Commerce—Clothing				
San Clemente, CA	and Accessories	Preferred Stock	75,000	41	70
Untuckit LLC (5)					
110 Greene Street	E-Commerce—Clothing				
New York , NY 10012	and Accessories	Cash Exit Fee	—	39	43
Total E-Commerce—Clothing and Accessories—0.69%*			353,026	1,998	2,337
E-Commerce—Personal Goods					
Enjoy Technology, Inc.					
171 Constitution Drive	E-Commerce—Personal				
Menlo Park, CA 94025	Goods	Preferred Stock	336,304	269	269
Grove Collaborative, Inc.					
1462 Pine Street	E-Commerce—Personal				
San Francisco, CA 94109	Goods	Preferred Stock	202,506	168	768
Total E-Commerce—Personal Goods—0.31%*			538,810	437	1,037
Educational/Training Software					
Varsity Tutors LLC (2)(5)					
8000 MaryLand Avenue	Educational/Training				
St. Louis, MO 93105	Software	Preferred Stock	240,590	65	185

Venture Growth Stage Company	Industry	Type of Warrant	Shares	Cost (6)	Fair Value
Tangible Play, Inc. 195 Page Mill Road #105 Palo Alto, CA 94306	Educational/Training Software	Preferred Stock	—	$ —	$ —
Total Educational/Training Software—0.05%*			240,590	65	185
Entertainment					
Mind Candy, Inc. (1)(3) 4th Floor, Bonhill Building, 15 Bonhill Street London, United Kingdom	Entertainment	Preferred Stock	22,376	751	—
Roli, Ltd. (1)(2)(3) 2 Glebe Road London, E8 4BD	Entertainment	Preferred Stock	102,247	644	626
Total Entertainment—0.19%*			124,623	1,395	626
Financial Institution and Services					
BlueVine Capital, Inc. 2225 East Bayshore Road, Suite 200 Palo Alto, CA 94303	Financial Institution and Services	Preferred Stock	271,293	361	757
Prodigy Finance Limited (1)(3) 25 Fouberts Place London W1F 7Qf, United Kingdom	Financial Institution and Services	Preferred Stock	40,596	766	766
Revolut Ltd. (1)(2)(3) Level 39, One Canada Square London, United Kingdom	Financial Institution and Services	Preferred Stock	6,253	40	40
WorldRemit Limited (1)(3) 62 Buckingham Gate London, United Kingdom	Financial Institution and Services	Preferred Stock	128,288	382	490
WorldRemit Limited (1)(3) 62 Buckingham Gate London, United Kingdom	Financial Institution and Services	Preferred Stock	46,548	136	142
Total Financial Institution and Services—0.65%*			492,978	1,685	2,195
Food & Drug					
Capsule Corp. (2)(5) 113 W 25th Street New York, NY 10001	Food & Drug	Cash Exit Fee	—	129	129
Total Food & Drug—0.04%*			—	129	129
General Media and Content					
BZ Holdings, Inc. (fka TechMediaNetwork, Inc.) (2) 3035 S. Scott Lane, Suite 115 Ogden, UT 84401	General Media and Content	Preferred Stock	72,234	31	38
Thrillist Media Group, Inc. (2) 568 Broadway, Ste. 506 New York, NY 10012	General Media and Content	Common Stock	774,352	624	1,022
Total General Media and Content—0.31%*			846,586	655	1,060
Household & Office Goods					
Casper Sleep Inc. 230 Park Avenue South, 13th Floor New York, NY 10003	Household & Office Goods	Preferred Stock	19,201	240	240
Total Household & Office Goods—0.07%*			19,201	240	240
Human Resources/Recruitment					
Hired, Inc. (2) 303 2nd Street, South Tower, Suite 600 San Francisco, CA 94103	Human Resources/ Recruitment	Preferred Stock	93,141	156	156
Total Human Resources/Recruitment—0.05%*			93,141	156	156
Medical Software and Information Services					
Airstrip Technologies, Inc. (2) 335 E. Sonterra, Suite 200 San Antonio, TX 78258	Medical Software and Information Services	Preferred Stock	31,063	112	74
Total Medical Software and Information Services—0.02%*			31,063	112	74

Venture Growth Stage Company	Industry	Type of Warrant	Shares	Cost (6)	Fair Value
Other Financial Services					
Upgrade, Inc.					
275 Battery Street, 23rd Floor	Other Financial				
San Francisco, CA 94111	Services	Preferred Stock	744,225	$ 223	$ 223
Total Other Financial Services—0.07%*			744,225	223	223
Real Estate Services					
Homelight, Inc. (2)					
100 1st Street, Suite 2600					
San Francisco, CA 94105	Real Estate Services	Preferred Stock	8,339	27	27
Sonder USA, Inc.					
101 15th Street					
San Francisco, CA 94103	Real Estate Services	Preferred Stock	136,511	232	232
Total Real Estate Services—0.08%*			144,850	259	259
Security Services					
CrowdStrike, Inc. (2)					
15440 Laguna Canyon Road, Suite					
250 Irvine, CA 92618	Security Services	Preferred Shares	99,344	72	1,113
Forgerock, Inc.					
201 Mission Street, Ste. 2900					
San Francisco, CA 94105	Security Services	Preferred Stock	195,992	155	670
Forgerock, Inc.					
201 Mission Street, Ste. 2900					
San Francisco, CA 94105	Security Services	Preferred Stock	161,724	340	340
Total Security Services—0.63%*			457,060	567	2,123
Social/Platform Software					
ClassPass, Inc.					
275 7th Avenue	Social/Platform				
New York, NY 10001	Software	Preferred Stock	84,507	281	281
Total Social/Platform Software—0.08%*			84,507	281	281
Travel & Leisure					
Inspirato, LLC (2)					
1637 Wazee Street					
Denver, CO 80202	Travel & Leisure	Preferred Units	1,994	37	22
GoEuro Corp. (1)(2)					
Schonhauser Allee 180, 10119					
Berlin, Germany	Travel & Leisure	Preferred Units	2,362	65	64
Total Travel & Leisure—0.03%*			4,356	102	86
Wireless Communications Equipment					
Cambridge Broadband Network					
Limited (1)(3)					
Byron House, Cambridge Business	Wireless				
Park, Cowley Road	Communications				
Cambridge, United Kingdom	Equipment	Preferred Shares	33,000	95	—
Total Wireless Communications Equipment—0.00%*			33,000	95	—
Total Warrant Investments—5.35%*				$ 13,616	$ 18,040
Equity Investments (2)(8)					
Business Applications Software					
MapR Technologies, Inc.					
350 Holger Way	Business Applications				
San Jose, CA 95134	Software	Preferred Stock	39,018	161	144
Convoy, Inc.					
1700 7th Avenue, Suite 116 #287	Business Applications				
Seattle, WA	Software	Preferred Stock	35,208	250	250
Total Business Applications Software—0.12%*			74,226	411	394
Communications Software					
Pluribus Networks, Inc.					
6001 America Center Dr., Suite 450	Communications				
San Jose, CA 95002	Software	Preferred Stock	722,073	2,000	2,000
Total Communications Software—0.59%*			722,073	2,000	2,000

Venture Growth Stage Company	Industry	Type of Warrant	Shares	Cost (6)	Fair Value
E-Commerce—Clothing and Accessories					
FabFitFun, Inc.					
360 N. La Cienega Blvd.	E-Commerce—Clothing				
Los Angeles, CA 90048	and Accessories	Preferred Stock	67,934	$ 500	$ 500
Total E-Commerce—Clothing and Accessories—0.15%*			67,934	500	500
E-Commerce—Personal Goods					
Grove Collaborative, Inc.					
1462 Pine Street	E-Commerce—Personal				
San Francisco, CA 94109	Goods	Preferred Stock	134,249	500	830
Total E-Commerce—Personal Goods—0.25%*			134,249	500	830
Educational/Training Software					
Varsity Tutors LLC					
8000 MaryLand Avenue	Educational/Training				
St. Louis, MO 93105	Software	Preferred Stock	92,470	250	249
Total Educational/Training Software—0.07%*			92,470	250	249
Financial Institution and Services					
GoGreenHost AB (1)(3)					
Vretgrand 18	Financial Institution and				
SE-753 22 Uppsala, Sweden	Services	Preferred Stock	1	2,134	1,764
Revolut Ltd. (1)(3)					
Level 39, One Canada Square	Financial Institution and				
London, United Kingdom	Services	Preferred Stock	25,920	292	664
Total Financial Institution and Services—0.72%*			25,921	2,426	2,428
Household & Office Goods					
Casper Sleep Inc.					
230 Park Avenue South, 13th Floor	Household & Office				
New York, NY 10003	Goods	Preferred Stock	8,000	250	250
Casper Sleep Inc.					
230 Park Avenue South, 13th Floor	Household & Office				
New York, NY 10003	Goods	Common Stock	26,669	750	740
Total Household & Office Goods—0.29%*			34,669	1,000	990
Network Systems Management Software					
Cohesity Inc.					
451 El Camino Real #235	Network Systems				
Santa Clara, CA 95050.	Management Software	Preferred Stock	60,342	400	468
Total Network Systems Management Software—0.14%*			60,342	400	468
Security Services					
CrowdStrike, Inc.					
15440 Laguna Canyon Road, Suite					
250 Irvine, CA 92618	Security Services	Preferred Stock	87,849	500	1,375
CrowdStrike, Inc.					
15440 Laguna Canyon Road, Suite					
250 Irvine, CA 92618	Security Services	Common Stock	97,656	500	1,486
Total Security Services—0.85%*			185,505	1,000	2,861
Shopping Facilitators					
Farfetch UK Limited (1)(2)(3)(10)					
The Bower 4th Floor 211 Old Street					
London, United Kingdom	Shopping Facilitators	Common Stock	148,851	170	4,003
Total Shopping Facilitators—1.19%*			148,851	170	4,003
Travel & Leisure					
Inspirato, LLC (1)(4)					
1637 Wazee Street					
Denver, CO 80202	Travel & Leisure	Preferred Units	1,948	250	257
GoEuro Corp. (1)					
Schonhauser Allee 180, 10119					
Berlin, Germany	Travel & Leisure	Preferred Stock	2,362	300	279
Total Travel & Leisure—0.16%*			4,310	550	536



Venture Growth Stage Company	Industry	Type of Warrant	Shares	Cost (6)	Fair Value
Total Equity Investments—4.53%*				$ 9,207	$ 15,259
Total Investments in Portfolio Companies—135.73%* (11)				$458,176	$457,695
Short-Term Investments (2)					
U.S. Treasury Bills	$50,000 Face Value, Maturity Date 4/4/2019, Yield to Maturity 2.30%			$ 49,994	$ 49,994
Total Short-Term Investments—14.83%*				$ 49,994	$ 49,994
Total Investments—150.56%* (9)				$508,170	$507,689

(1) Investment is a non-qualifying asset under Section 55(a) of the 1940 Act. As of March 31, 2019, non-qualifying assets as a percentage of total assets were 27.1%.

(2) As of March 31, 2019, these debt investments, warrant and equity investments, and short-term investments were not pledged as collateral as part of the Company's revolving credit facility.

(3) Entity is not domiciled in the United States and does not have its principal place of business in the United States.

(4) Investment is owned by TPVG Investment LLC, a wholly owned taxable subsidiary of the Company.

(5) Investment is a cash success fee or a cash exit fee payable on the consummation of certain trigger events.

(6) Gross unrealized gains, gross unrealized losses, and net unrealized losses for federal income tax purposes totaled $12.7 million, $(13.2) million and $(0.5) million, respectively. The tax cost of investments is $508.2 million.

(7) Debt is on non-accrual status at March 31, 2019 and is therefore considered non-income producing.

(8) Non-income producing investments as of March 31, 2019.

(9) Except for equity in one public company and the short-term investments in U.S. Treasury Bills, all investments were valued at fair value using Level 3 significant unobservable inputs as determined in good faith by the Board.

(10) Entity is publicly traded and listed on The New York Stock Exchange.

(11) The Company generally acquires its investments in private transactions exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). These investments are generally subject to certain limitations on resale, and may be deemed to be "restricted securities" under the Securities Act.

(12) During the period, Mind Candy Limited's obligations under its financing arrangements with the Company became past due. The Company and Mind Candy are in the process of renegotiating the terms of the Company's investment.

(13) On February 28, 2019, Munchery, Inc. filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code.

* Value as a percentage of net assets.

Set forth below is a brief description of each portfolio company in our portfolio that constitutes 5% or more of our total assets as of March 31, 2019.

Adjust GmbH is an industry leader in mobile measurement and fraud protection.

Prodigy Finance Ltd. backs students that have high-earnings potential, high employment provability, and are earning master's degrees in business, engineering, or legal studies and offers loans that are priced at 5.0% to 9.0%, depending on the school attended and the program in which the student is enrolled.

View, Inc. is a manufacturer of dynamic glass for large-scale infrastructure. View's Dynamic Glass intelligently transitions through multiple tint states to control the sun's energy, providing a better occupant experience and optimum natural light and thermal comfort.

Virtual Investments, Inc. is technology provider focused in instrumentation, measurement and monitoring solutions designed to optimize the performance, availability and utilization of storage area networks and virtualized information technology infrastructure.

WorldRemit Ltd. is an online service that lets people send money to friends and family living abroad, using a computer, smartphone or tablet. It is a convenient, low-cost alternative to traditional money transfer companies that use high street agents and charge unreasonable fees. Money can be received as a bank deposit, cash pick-up, Mobile Money, or mobile airtime top-up.


PORTFOLIO MANAGEMENT

Each investment opportunity requires the unanimous approval of our Adviser's Investment Committee. Follow-on investments in existing portfolio companies require the Investment Committee's approval beyond that obtained when the initial investment in the company was made. The day-to-day management of investments approved by the Investment Committee are overseen by James P. Labe, our Chief Executive Officer and Chairman, and Sajal K. Srivastava, our Chief Investment Officer, President, Secretary and Treasurer.

The members of our Adviser's Investment Committee and other advisory personnel employed by our Adviser receive compensation from our Adviser that include an annual base salary, an annual individual performance bonus and a portion of the incentive fee or carried interest earned in connection with their services.

Each of Messrs. Labe and Srivastava has a material ownership and financial interest in, and receive compensation and/or profit distributions from our Adviser. Messrs. Labe and Srivastava are also primarily responsible for the day-to-day management of TPC. As of March 31, 2019, TPC managed approximately $[   ] billion of outstanding assets.

Portfolio Managers

We consider Messrs. Labe and Srivastava, who are the members of our Adviser's Investment Committee, to be our portfolio managers. The table below shows the dollar range of shares of our common stock to be beneficially owned by each of our portfolio managers as of May [   ], 2019.

Name of Portfolio Manager	Dollar Range of Equity Securities Owned in TriplePoint Venture Growth BDC Corp.[1][2]
James P. Labe	Over $1,000,000
Sajal K. Srivastava	Over $1,000,000

(1) Dollar ranges are as follows: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$500,000, $500,001-$1,000,000, or over $1,000,000.

(2) The dollar range of equity securities beneficially owned in us is based on the closing price for our common stock of $[   ] per share on May [   ], 2019 on the New York Stock Exchange.

Investment Committee

The Investment Committee of our Adviser meets regularly to consider our investments, direct our strategic initiatives and supervise the actions taken by our Adviser on our behalf. In addition, the Investment Committee reviews and determines by unanimous vote whether to make prospective investments identified by our Adviser and monitors the performance of our investment portfolio. The members of our Adviser's Investment Committee are Messrs. Labe and Srivastava. Our Adviser may increase the size of its Investment Committee from time to time.

Members of our Advisor's Senior Investment Team

The members of our Adviser's senior investment team consist of Messrs. Labe and Srivastava and members of our Adviser's Originations team.



MANAGEMENT AGREEMENTS

Investment Advisory Agreement

Subject to the overall supervision of our Board and in accordance with the 1940 Act, our Adviser manages our day-to-day operations and provides investment advisory services to us. Under the terms of the Investment Advisory Agreement, our Adviser:

- determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

- identifies, evaluates and negotiates the structure of the investments we make;

- executes, closes, services and monitors the investments we make;

- determines the securities and other assets that we will purchase, retain or sell;

- performs due diligence on prospective investments; and

- provides us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our funds.

Pursuant to the Investment Advisory Agreement, we have agreed to pay our Adviser a fee for its investment advisory and management services consisting of two components—a base management fee and an incentive fee. The cost of both the base management fee and the incentive fee are ultimately borne by our stockholders.

Base Management Fee

The base management fee is calculated at an annual rate of 1.75% of our average adjusted gross assets, including assets purchased with borrowed funds. For services rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in arrears. The base management fee is calculated based on the average value of our gross assets at the end of our two most recently completed calendar quarters. Such amount is appropriately adjusted (based on the actual number of days elapsed relative to the total number of days in such calendar quarter) for any share issuances or repurchases during a calendar quarter. Base management fees for any partial month or quarter are appropriately pro-rated.

Incentive Fee

The incentive fee, which provides our Adviser with a share of the income that it generates for us, consists of two components—investment income and capital gains—which are largely independent of each other, with the result that one component may be payable even if the other is not payable.

Under the investment income component, we pay our Adviser each quarter 20.0% of the amount by which our pre-incentive fee net investment income for the quarter exceeds a hurdle rate of 2.0% (which is 8.0% annualized) of our net assets at the end of the immediately preceding calendar quarter, subject to a "catch-up" provision pursuant to which our Adviser receives all of such income in excess of the 2.0% level but less than 2.5% and subject to a total return requirement. The effect of the "catch-up" provision is that, subject to the total return provision discussed below, if pre-incentive fee net investment income exceeds 2.5% in any calendar quarter, our Adviser receives 20.0% of our pre-incentive fee net investment income as if the 2.0% hurdle rate did not apply. The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of our pre-incentive fee net investment income is payable except to the extent that 20.0% of the cumulative net increase in net assets resulting from operations since the effective date of our election to be regulated as a BDC (March 5, 2014) exceeds the cumulative incentive fees accrued and/or paid since March 5, 2014. In other words, any investment income incentive fee that is payable in a calendar quarter is limited to the lesser of (i) 20.0% of the amount by which our pre-incentive fee net investment income for such calendar quarter



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| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP g59k98-2.0 | PS PMT | 1C |

exceeds the 2.0% hurdle, subject to the "catch-up" provision and (ii) (x) 20.0% of the cumulative net increase in net assets resulting from operations since March 5, 2014 minus (y) the cumulative incentive fees accrued and/or paid since March 5, 2014. For the foregoing purpose, the "cumulative net increase in net assets resulting from operations" is the sum of our pre-incentive fee net investment income, realized gains and losses and unrealized appreciation and depreciation since March 5, 2014.

Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss, subject to the total return requirement described in the preceding paragraph. For example, if we receive pre-incentive fee net investment income in excess of the quarterly minimum hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and unrealized capital losses. Our net investment income used to calculate this component of the incentive fee is also included in the amount of our assets used to calculate the 1.75% base management fee. These calculations are appropriately pro-rated for any period of less than three months and adjusted for any share issuance or repurchase during the current quarter.

The following is a graphical representation of the calculation of the income-related portion of the incentive fee:



Quarterly Incentive Fee Based on Net Investment Income
Pre-incentive fee net investment income (expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income allocated to first component of incentive fee

Under the capital gains component of the incentive fee, we pay our Adviser at the end of each calendar year 20.0% of our aggregate cumulative realized capital gains from inception through the end of that year, computed net of our aggregate cumulative realized capital losses and our aggregate cumulative unrealized depreciation through the end of such year, less the aggregate amount of any previously paid capital gain incentive fees. For the foregoing purpose, our "aggregate cumulative realized capital gains" does not include any unrealized appreciation. It should be noted that we accrue an incentive fee for accounting purposes taking into account any unrealized appreciation in accordance with GAAP. The capital gains component of the incentive fee is not subject to any minimum return to stockholders. If such amount is negative, then no capital gains incentive fee is payable for such year. Additionally, if the Investment Advisory Agreement is terminated as of a date that is not a calendar year end, the termination date is treated as though it were a calendar year end for purposes of calculating and paying the capital gains incentive fee.

Examples of Quarterly Incentive Fee Calculation

Example 1: Income Portion of Incentive Fee before Total Return Requirement Calculation:

Assumptions

- Hurdle rate(1) = 2.0%
- Base management fee(2) = 0.4375%
- Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%


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| TRIPLEPOINT VENTURE | Donnelley Financial | VDI-W7-PFL-1439 12.10.7.0 | ADG viswv0tv | 24-May-2019 07:04 EST | | 684782 TX 28 | 2* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

Alternative 1

Additional Assumptions

- Investment income (including interest, dividends, fees, etc.) = 1.25%

- Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 0.6125%

  Pre-incentive fee net investment income does not exceed hurdle rate, therefore there is no incentive fee.

Alternative 2

Additional Assumptions

- Investment income (including interest, dividends, fees, etc.) = 2.90%

- Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 2.2625%

  Pre-incentive fee net investment income exceeds hurdle rate, therefore there is an incentive fee

  Incentive Fee = (100% × "Catch-Up") + (the greater of 0% AND (20.0% × (pre-incentive fee net investment income – 2.0%)))

  = (100% × (2.2625% – 2.0%)) + 0%
= 100% × 0.2625%
= 0.2625%

Alternative 3

Additional Assumptions

- Investment income (including interest, dividends, fees, etc.) = 3.50%

- Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 2.8625%

  Pre-incentive fee net investment income exceeds hurdle rate, therefore there is an incentive fee

---

(1) Represents 8.0% annualized hurdle rate.
(2) Represents 1.75% annualized base management fee.
(3) Excludes organizational and offering expenses.

  Incentive Fee = (100% × "Catch-Up") + (the greater of 0% AND (20.0% × (pre-incentive fee net investment income – 2.5%)))
  = (100% × (2.5% – 2.0%)) + (20.0% × (2.8625% – 2.5%))
  = 0.5% + (20.0% × 0.3625%)
  = 0.5% + 0.0725%
  = 0.5725%

Example 2: Income Portion of Incentive Fee with Total Return Requirement Calculation:

Assumptions

- Hurdle rate(4) = 2.0%

- Base management fee(5) = 0.4375%

- Other expenses (legal, accounting, custodian, transfer agent, etc.)(6) = 0.2%
- Cumulative incentive compensation accrued and/or paid since March 5, 2014 = $9,000,000

Alternative 1

Additional Assumptions

- Investment income (including interest, dividends, fees, etc.) = 3.50%
- Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 2.8625%
- 20.0% of cumulative net increase in net assets resulting from operations since March 5, 2014 = $8,000,000

    Although our pre-incentive fee net investment income exceeds the hurdle rate of 2.0% (as shown in Alternative 3 of Example 1 above), no incentive fee is payable because 20.0% of the cumulative net increase in net assets resulting from operations since March 5, 2014 did not exceed the cumulative income and capital gains incentive fees accrued and/or paid since March 5, 2014.

Alternative 2

Additional Assumptions

- Investment income (including interest, dividends, fees, etc.) = 3.50%
- Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.8625%.
- 20.0% of cumulative net increase in net assets resulting from operations since March 5, 2014 = $10,000,000

    Because our pre-incentive fee net investment income exceeds the hurdle rate of 2.0% and because 20.0% of the cumulative net increase in net assets resulting from operations since March 5, 2014 exceeds the cumulative income and capital gains incentive fees accrued and/or paid since March 5, 2014, an incentive fee would be payable, as shown in Alternative 3 of Example 1 above.

---

(4) Represents 8.0% annualized hurdle rate.
(5) Represents 1.75% annualized base management fee.
(6) Excludes organizational and offering expenses.

Example 3: Capital Gains Portion of Incentive Fee:

Alternative 1:

Assumptions

- Year 1: $20.0 million investment made in Company A, or "Investment A," and $30.0 million investment made in Company B, or "Investment B."
- Year 2: Investment A sold for $50.0 million and fair market value, or "FMV," of Investment B determined to be $32.0 million
- Year 3: FMV of Investment B determined to be $25.0 million
- Year 4: Investment B sold for $31.0 million

The capital gains portion of the incentive fee would be:

- Year 1: None
- Year 2: Capital gains incentive fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20.0%)



| TRIPLEPOINT VENTURE | Donnelley Financial | VDI-W7-PFL-1439 12.10.7.0 | ADG viswv0tv | 24-May-2019 07:04 EST | | 684782 TX 30 | 2* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS   PMT | 1C |

- Year 3: None; $5 million (20.0% multiplied by ($30 million cumulative capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2)

- Year 4: Capital gains incentive fee of $0.2 million; $6.2 million ($31 million cumulative realized capital gains multiplied by 20.0%) less $6 million (capital gains fee paid in Year 2)

Alternative 2

Assumptions

- Year 1: $20.0 million investment made in Company A, or "Investment A," $30.0 million investment made in Company B, or "Investment B," and $25.0 million investment made in Company C, or "Investment C."

- Year 2: Investment A sold for $50.0 million, FMV of Investment B determined to be $25.0 million and FMV of Investment C determined to be $25.0 million

- Year 3: FMV of Investment B determined to be $27.0 million and Investment C sold for $30.0 million

- Year 4: FMV of Investment B determined to be $35.0 million

- Year 5: Investment B sold for $20.0 million

The capital gains portion of the incentive fee would be:

- Year 1: None

- Year 2: Capital gains incentive fee of $5 million; 20.0% multiplied by $25 million ($30 million realized capital gains on Investment A less $5 million unrealized capital depreciation on Investment B)

- Year 3: Capital gains incentive fee of $1.4 million; $6.4 million (20.0% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation on Investment B)) less $5 million capital gains fee received in Year 2

- Year 4: None

- Year 5: None; $5 million of capital gains incentive fee (20.0% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative capital gains fee paid in Year 2 and Year 3

Payment of Our Expenses

All professionals of our Adviser, when and to the extent engaged in providing investment advisory and management services to us, and the compensation and routine overhead expenses of personnel allocable to these services to us, are provided and paid for by our Adviser and not by us. We bear all other out-of-pocket costs and expenses of our operations and transactions, including, without limitation, those relating to:

- organization;

- calculating our net asset value (including the cost and expenses of any independent valuation firm);

- indemnification payments;

- providing managerial assistance to those portfolio companies that request it;

- marketing expenses;

- expenses relating to the development and maintenance of our website;

30



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- fees and expenses payable to third-parties, including agents, consultants or other advisors, in connection with monitoring financial and legal affairs for us and in monitoring our investments and performing due diligence on our prospective portfolio companies or otherwise relating to, or associated with, evaluating and making investments;

- fees and expenses incurred in connection with obtaining debt financing, including the Credit Facility;

- interest payable on debt, if any, incurred to finance our investments and expenses related to unsuccessful portfolio acquisition efforts;

- offerings of our common stock and other securities, including any offering made pursuant to this prospectus;

- investment advisory and management fees;

- administration fees, expenses and/or payments payable under the Administration Agreement;

- fees payable to third parties, including agents, consultants and other advisors, relating to, or associated with, evaluating and making investments, including costs associated with meeting potential financial sponsors;

- transfer and dividend paying agents and custodial fees and expenses;

- federal and state registration fees;

- all costs of registration of listing our securities with appropriate regulatory agencies;

- all cost of listing our securities on any securities exchange;

- U.S. federal, state and local taxes;

- independent directors' fees and expenses;

- costs of preparing and filing reports or other documents required by the Securities and Exchange Commission ("SEC") or other regulators;

- costs of any reports, proxy statements or other notices to stockholders, including printing costs;

- costs associated with individual or groups of stockholders;

- our allocable portion of any fidelity bond, directors' and officers' errors and omissions liability insurance, and any other insurance premiums;

- direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs;

- and all other expenses incurred by us or our Administrator or our Adviser in connection with administering our business, including payments under the Administration Agreement based on our allocable portion of our Administrator's overhead in performing its obligations under the Administration Agreement, including rent and the allocable portion of the cost of our Chief Compliance Officer and Chief Financial Officer and their respective staffs.

Duration and Termination

Unless terminated earlier as described below, the Investment Advisory Agreement will continue in effect from year to year if (i) (A) approved annually by our Board or (B) by the affirmative vote of the holders of a majority of our outstanding voting securities and (ii) approved by a majority of our directors who are not "interested persons" as defined in the 1940 Act. The Investment Advisory Agreement automatically terminates in the event of its assignment, as defined in the 1940 Act, by our Adviser and may be terminated by either party without penalty upon 60 days' written notice to the other. The holders of a majority of our outstanding voting securities may also terminate the Investment Advisory Agreement without penalty upon 60 days' written notice.



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The Investment Advisory Agreement provides that, absent criminal conduct, willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Investment Advisory Agreement, our Adviser and its professionals and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser's services under the Investment Advisory Agreement or otherwise as our investment adviser.

Board Approval of the Investment Advisory Agreement

The Investment Advisory Agreement between us and our Adviser was initially approved by our Board at an in-person meeting in November 2013 and entered into in February 2014. Our Board most recently determined to re-approve the Investment Advisory Agreement at an in-person meeting held in October 2018. In reaching a decision to re-approve the Investment Advisory Agreement, the Board reviewed a significant amount of information and considered, among other things:

- the nature, extent and quality of services to be provided by the Adviser;

- the investment performance of the Adviser with respect to the Company, and concluded that such advisory and other services are satisfactory and the Company's investment performance is reasonable;

- the proposed fees and expenses under the Investment Advisory Agreement in comparison to other business development companies with similar investment objectives, and concluded that the current fee structure is reasonable;

- the Company's projected operating expenses and the economics of scale expected to be achieved, and concluded that the Company's projected operating expenses and expense ratio are reasonable;

- any existing and potential sources of indirect income to the Adviser from its relationship with the Company, and concluded that the direct and indirect costs, including the allocation of such costs, are reasonable;

- information about the services to be performed and the personnel performing such services under the Investment Advisory Agreement, and concluded that the services to be performed and the personnel of the Adviser have extensive experience and are well qualified to provide advisory and other services to the Company;

- the Adviser's profitability in providing the service, and concluded that the Adviser's profitability in providing the service are reasonable; and

- the possibility of obtaining similar services from other third party service providers, and concluded that our current structure with the Adviser as our investment adviser was satisfactory.

Based on the information reviewed and the discussions detailed above, the Board, including all of the directors who are not "interested persons" as defined in the 1940 Act, concluded that the investment advisory fee rates and terms are reasonable in relation to the services provided and re-approved the Investment Advisory Agreement as being in the best interests of our stockholders. The Board did not assign relative weights to the above factors or the other factors considered by it. Individual members of the Board may have given different weights to different factors.

Administration Agreement

The Administration Agreement provides that our Administrator is responsible for furnishing us with office facilities and equipment and providing us with clerical, bookkeeping, recordkeeping and other administrative services at such facilities. Under the Administration Agreement, our Administrator performs, or oversees, or arranges for, the performance of, our required administrative services, which includes being responsible for the financial and other records that we are required to maintain and preparing reports to our stockholders and reports


and other materials filed with the SEC or any other regulatory authority. In addition, our Administrator assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports and other materials to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, our Administrator also provides managerial assistance on our behalf to those companies that have accepted our offer to provide such assistance.

Payments under the Administration Agreement are equal to an amount equal to our allocable portion (subject to the review of our Board) of our Administrator's overhead resulting from its obligations under the Administration Agreement, including rent and the allocable portion of the cost of our Chief Compliance Officer and Chief Financial Officer and their respective staffs. In addition, if requested to provide significant managerial assistance to our portfolio companies, our Administrator is paid an additional amount based on the services provided, which shall not exceed the amount we receive from such companies for providing this assistance.

The Administration Agreement will continue in effect from year to year if (i) (A) the approval of our Board or (B) by the affirmative vote of the holders of a majority of our outstanding voting securities and (ii) the approval by a majority of our directors who are not "interested persons." The Administration Agreement may be terminated by either party without penalty upon 60 days' written notice to the other party. Stockholder approval is not required to amend the Administration Agreement.

The Administration Agreement provides that, absent criminal conduct, willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our Administrator and any person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of our Administrator's services under the Administration Agreement or otherwise as our administrator.

Staffing Agreement

In February 2014, our Adviser entered into the Staffing Agreement with TPC (the "Staffing Agreement"). Pursuant to the Staffing Agreement, TPC has made and will continue to make, subject to the terms of the Staffing Agreement, its investment and portfolio management and monitoring teams available to our Adviser. We believe that the Staffing Agreement (i) provides us with access to deal flow generated by TPC in the ordinary course of its business; (ii) provides us with access to TPC's investment professionals, including its senior investment team led by Messrs. Labe and Srivastava, and TPC's non-investment employees; and (iii) commits certain key senior members of TPC's Investment Committee to serve as members of our Adviser's Investment Committee. Our Adviser is responsible for determining if we will participate in deal flow generated by TPC. Our Adviser takes advantage of the significant deal origination channels, rigorous due diligence process, disciplined underwriting methods, creative investment structuring and hands-on portfolio management and investment monitoring capabilities of TPC's senior investment team. The Staffing Agreement may be terminated by either party with 60 days' prior written notice.

License Agreement

In February 2014, we entered into the License Agreement with TPC under which TPC granted us a non-exclusive, royalty-free license to use the name "TriplePoint" and the TriplePoint logo. Under the License Agreement, we have a right to use the "TriplePoint" name for so long as our Adviser or one of its affiliates remains our Adviser. Other than with respect to this limited license, we have no legal right to the "TriplePoint" name.



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DIVIDEND REINVESTMENT PLAN

We adopted a dividend reinvestment plan that provides for the reinvestment of our stockholder distributions, unless a stockholder elects to receive cash as provided below. As a result, if our Board authorizes, and we declare, a cash distribution, then our stockholders who have not "opted out" of such dividend reinvestment plan have their cash distribution automatically reinvested in additional shares of our common stock, rather than receiving the cash distribution.

No action is required on the part of a registered stockholder to have its cash distribution reinvested in shares of our common stock. A registered stockholder may elect to receive an entire distribution in cash by notifying American Stock Transfer & Trust Company, LLC, the plan administrator and our transfer and dividend paying agent and registrar, in writing so that such notice is received by the plan administrator no later than three business days prior to the payment date for distributions to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than three business days prior to the payment date, the plan administrator will, instead of crediting shares to the participant's account, issue a certificate registered in the participant's name for the number of whole shares of our common stock and a check for any fractional share. The plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.10 brokerage commission from the proceeds of the sale of any fractional share.

Those stockholders whose shares are held by a broker or other financial intermediary may receive distributions in cash by notifying their broker or nominee of their election.

We use primarily newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value. Under such circumstances, the number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the distribution payable to such stockholder by 95% of the market price per share of our common stock at the close of trading on the payment date fixed by our Board. Market price per share on that date is the closing price for such shares on the NYSE or, if no sale is reported for such day, at the average of their reported bid and asked prices. We reserve the right, however, to purchase shares in the open market in connection with our implementation of the plan. Shares purchased in open market transactions by the plan administrator are allocated to a stockholder based on the average purchase price, excluding any brokerage charges or other charges, of all shares of common stock purchased in the open market. Transaction processing may either be curtailed or suspended until the completion of any stock dividend, stock split or similar corporate action.

There are no brokerage charges or other charges to stockholders who participate in the plan. The plan administrator's fees are paid by us. If a participant elects by written notice to the plan administrator prior to termination of his, her or its account to have the plan administrator sell part or all of the shares held by the plan administrator in the participant's account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a $0.10 brokerage commission from the proceeds.

Stockholders who receive distributions in the form of stock are generally subject to the same U.S. federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash. However, since a participating stockholder's cash distributions are reinvested, such stockholder does not receive cash with which to pay any applicable taxes on reinvested distributions. A stockholder's basis in the stock received in a distribution from us is generally equal to the amount of the reinvested distribution. Any stock received in a distribution has a new holding period, for U.S. federal income tax purposes, commencing on the day following the day on which the shares are credited to the U.S. stockholder's account.

Participants may terminate their accounts under the plan by notifying the plan administrator by filling out the transaction request form located at the bottom of the participant's statement and sending it to the plan administrator at the address below.


Those stockholders whose shares are held by a broker or other nominee who wish to terminate his, her or its account under the plan may do so by notifying his or her broker or nominee.

The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any stockholder distribution by us. All correspondence concerning the plan should be directed to the plan administrator by mail at Plan Administrator c/o American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219.

If you withdraw or the plan is terminated, you will receive the number of whole shares in your account under the plan and a cash payment for any fraction of a share in your account.

If you hold your common stock with a brokerage firm that does not participate in the plan, you will not be able to participate in the plan and any distribution reinvestment may be effected on different terms than those described above. Consult your financial advisor for more information.

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200G9$HXfRIz7%KtO

| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS34 12.10.7.0 | ADG pf_rend | 24-May-2019 07:00 EST | | 684782 TX 36 | 8* |
| TRIPLEPOINT POS 8C | START PAGE | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in shares of our common stock. This discussion is based on the provisions of the Code, the regulations of the U.S. Department of Treasury promulgated thereunder, or "Treasury regulations," and administrative and judicial interpretations, each as in effect as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. This discussion does not constitute a detailed explanation of all U.S. federal income tax aspects affecting us and our stockholders and does not purport to deal with the U.S. federal income tax consequences that may be important to particular stockholders in light of their individual investment circumstances or to some types of stockholders subject to special tax rules, such as financial institutions, broker dealers, insurance companies, tax-exempt organizations, partnerships or other pass-through entities, persons holding our common stock in connection with a hedging, straddle, conversion or other integrated transaction, non-U.S. stockholders (as defined below) engaged in a trade or business in the United States, persons who have ceased to be U.S. citizens or to be taxed as resident aliens or individual non-U.S. stockholders present in the United States for 183 days or more during a taxable year. This discussion also does not address any aspects of U.S. estate or gift tax or foreign, state or local tax. This discussion assumes that our stockholders hold their shares of our common stock as capital assets for U.S. federal income tax purposes (generally, assets held for investment). No ruling has been or will be sought from the IRS regarding any matter discussed herein.

This discussion does not discuss the consequences of an investment in our preferred stock, subscription rights, debt securities or warrants representing rights to purchase shares of our preferred stock, common stock, or debt securities. The U.S. federal income tax consequences of such an investment in the relevant prospectus supplement.

A "U.S. stockholder" is generally a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States;

- a corporation or other entity classified as a corporation for U.S. tax purposes created or organized in or under the laws of the United States, any state therein or the District of Columbia;

- an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust (or a trust that has made a valid election to be treated as a U.S. trust).

A "non-U.S. stockholder" generally is a beneficial owner of shares of our common stock other than a U.S. stockholder.

If a partnership or other entity classified as a partnership, for U.S. federal income tax purposes, holds our shares, the U.S. tax treatment of the partnership and each partner generally depends on the status of the partner, the activities of the partnership and certain determinations made at the partner level. A partnership (and any partner in such partnership) considering an investment in our common stock should consult its own tax advisers regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of shares by the partnership.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.


200G9$HXfRIzC1ftW

| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS34 12.10.7.0 | ADG pf_rend | 24-May-2019 07:00 EST | 684782 TX 37 | 8* |
| TRIPLEPOINT POS 8C | | PAL | | 05-Apr-2019 17:21 EST   COMP | PS   PMT | 1C |

Taxation of the Company

We have elected to be treated and intend to qualify each year as a RIC under Subchapter M of the Code. As a RIC, we generally do not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we timely distribute to our stockholders as dividends.

To qualify as a RIC, we must, among other things:

- derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, other income derived with respect to our business of investing in stock, securities or currencies, or net income derived from an interest in a "qualified publicly traded partnership," or "QPTP," hereinafter the "90% Gross Income Test;" and

- diversify our holdings so that, at the end of each quarter of each taxable year:

  - at least 50% of the value of our total assets is represented by cash and cash items, U.S. Government securities, the securities of other RICs and other securities, with other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of our total assets and not more than 10% of the outstanding voting securities of such issuer, and

  - not more than 25% of the value of our total assets is invested in the securities of any issuer (other than U.S. Government securities and the securities of other regulated investment companies), the securities of any two or more issuers that we control and that are determined to be engaged in the same business or similar or related trades or businesses, or the securities of one or more QPTPs, or the "Diversification Tests."

In the case of a RIC that furnishes capital to development corporations, there is an exception relating to the Diversification Tests described above. This exception is available only to RICs which the SEC determines to be principally engaged in the furnishing of capital to other corporations which are principally engaged in the development or exploitation of inventions, technological improvements, new processes, or products not previously generally available, which we refer to as "SEC Certification." We have not sought SEC Certification, but it is possible that we will seek SEC Certification in future years. If we receive SEC Certification, we generally will be entitled to include, in the computation of the 50% value of our assets (described above), the value of any securities of an issuer, whether or not we own more than 10% of the outstanding voting securities of the issuer, if the basis of the securities, when added to our basis of any other securities of the issuer that we own, does not exceed 5% of the value of our total assets.

As a RIC, we are generally not subject to U.S. federal income tax on investment company taxable income and net capital gains that we distribute to our stockholders in any taxable year with respect to which we distribute an amount equal to at least 90% of the sum of our (i) investment company taxable income (which includes, among other items, dividends, interest and the excess of any net realized short-term capital gains over net realized long-term capital losses and other taxable income (other than any net capital gain), reduced by deductible expenses) determined without regard to the deduction for dividends and distributions paid and (ii) net tax-exempt interest income (which is the excess of our gross tax-exempt interest income over certain disallowed deductions), or the "Annual Distribution Requirement." We intend to distribute annually all or substantially all of such income. Generally, if we fail to meet this Annual Distribution Requirement for any taxable year, we will fail to qualify for tax treatment as a RIC for such taxable year. To the extent we meet the Annual Distribution Requirement for a taxable year, but retain our net capital gains for investment or any investment company taxable income, we are subject to U.S. federal income tax on such retained capital gains and investment company taxable income. We may choose to retain our net capital gains for investment or any investment company taxable income, and pay the associated U.S. federal corporate income tax.



| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS34 12.10.7.0 | ADG pf_rend | 24-May-2019 07:00 EST | | 684782 TX 38 | 12* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

We are subject to a nondeductible 4% U.S. federal excise tax on certain of our undistributed income, unless we timely distribute (or are deemed to have timely distributed) an amount equal to the sum of:

- at least 98% of our ordinary income (not taking into account any capital gains or losses) for the calendar year;

- at least 98.2% of the amount by which our capital gains exceed our capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year); and

- certain undistributed amounts from previous years on which we paid no U.S. federal income tax.

For the tax years ended December 31, 2014, 2015, 2017 and 2018, we were subject to a 4% U.S. federal excise tax and we may be subject to this tax in future years. In such cases, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

We are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while any senior securities are outstanding unless we meet the applicable asset coverage ratios. See "Business—Regulation—Senior Securities" in our most recently filed Annual Report on Form 10-K, as well as in subsequent filings we make with the SEC. Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or to avoid the 4% U.S. federal excise tax, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

A RIC is limited in its ability to deduct expenses in excess of its "investment company taxable income" (which is, generally, ordinary income plus the excess of net short-term capital gains over net long-term capital losses). If our expenses in a given year exceed investment company taxable income, we would experience a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years. In addition, expenses can be used only to offset investment company taxable income, not net capital gain. Due to these limits on the deductibility of expenses, we may for tax purposes have aggregate taxable income for several years that we are required to distribute and that is taxable to our stockholders even if such income is greater than the aggregate net income we actually earned during those years. Such required distributions may be made from our cash assets or by liquidation of investments, if necessary. We may realize gains or losses from such liquidations. In the event we realize net capital gains from such transactions, you may receive a larger capital gain distribution than you would have received in the absence of such transactions.

Company Investments

Certain of our investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (ii) convert lower taxed long-term capital gains and qualified dividend income into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not qualify as good income for purposes of the 90% Gross Income Test. We monitor our transactions and may make certain tax elections and may be required to borrow money or dispose of securities to mitigate the effect of these rules and to prevent disqualification of us as a RIC but there can be no assurance that we will be successful in this regard.

Debt Instruments. In certain circumstances, we may be required to recognize taxable income prior to which we receive cash. For example, if we hold debt instruments that are treated under applicable tax rules as having OID (such as debt instruments with an end-of-term payment and/or PIK interest payment or, in certain cases,


increasing interest rates or issued with warrants), we must include in taxable income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as PIK interest, deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock, or certain income with respect to equity investments in foreign corporations. Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement and to avoid the 4% U.S. federal excise tax, even though we will not have received any corresponding cash amount.

Warrants. Gain or loss realized by us from the sale or exchange of warrants acquired by us as well as any loss attributable to the lapse of such warrants generally are treated as capital gain or loss. The treatment of such gain or loss as long-term or short-term generally depends on how long we held a particular warrant.

Foreign Investments. In the event we invest in foreign securities, we may be subject to withholding and other foreign taxes with respect to those securities. We do not expect to satisfy the requirement to pass through to our stockholders their share of the foreign taxes paid by us.

Passive Foreign Investment Companies. We may invest in the stock of a foreign corporation which is classified as a "passive foreign investment company" (within the meaning of Section 1297 of the Code), or "PFIC." In general, unless a special tax election has been made, we are required to pay tax at ordinary income rates on any gains and "excess distributions" with respect to PFIC stock as if such items had been realized ratably over the period during which we held the PFIC stock, plus an interest charge. Certain adverse tax consequences of a PFIC investment may be limited if we are eligible to elect alternative tax treatment with respect to such investment. No assurances can be given that any such election will be available or that, if available, we will make such an election. For these reasons, we intend to manage our holdings in passive foreign investment companies to minimize our tax liability.

Foreign Currency Transactions. Under the Code, gains or losses attributable to fluctuations in exchange rates which occur between the time we accrue income or other receivables or accrue expenses or other liabilities denominated in a foreign currency and the time we actually collect such receivables or pay such liabilities generally are treated as ordinary income or loss. Similarly, on disposition of debt instruments and certain other instruments denominated in a foreign currency, gains or losses attributable to fluctuations if the value of the foreign currency between the date of acquisition of the instrument and the date of disposition also are treated as ordinary gain or loss. These currency fluctuations related gains and losses may increase or decrease the amount of our investment company taxable income to be distributed to our stockholders as ordinary income.

Failure to Qualify as a RIC

If we were unable to qualify for treatment as a RIC, and if certain cure provisions described below are not available, we would be subject to tax on all of our taxable income (including our net capital gains) at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate stockholders would be eligible to claim a dividend received deduction with respect to such dividend; non-corporate stockholders would generally be able to treat such dividends as "qualified dividend income," which is subject to reduced rates of U.S. federal income tax. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder's tax basis, and any remaining distributions would be treated as a capital gain. If we fail to qualify as a RIC for a period greater than two taxable years, to qualify as a RIC in a subsequent year we may be subject to regular corporate tax on any net built-in gains with respect to certain of our assets (*i.e.*, the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized


200G9$HXfRlzPnCtF

| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS34 12.10.7.0 | ADG pf_rend | 24-May-2019 07:00 EST | | 684782 TX 40 | 9* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next five years.

The remainder of this discussion assumes that we qualify for tax treatment as a RIC for each taxable year.

Taxation of U.S. stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our "investment company taxable income" (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) are taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional shares of our common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations and if certain holding period requirements are met, such distributions generally will be treated as qualified dividend income and eligible for a maximum U.S. federal tax rate of 20%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum U.S. federal tax rate.

Distributions of our net capital gain (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as "capital gain dividends" will be taxable to a U.S. stockholder as long-term capital gains (currently at a maximum U.S. federal tax rate of 20% in the case of individuals, trusts or estates), regardless of the U.S. stockholder's holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder's adjusted tax basis in such stockholder's common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder. Stockholders receiving dividends or distributions in the form of additional shares of our common stock purchased in the market should be treated for U.S. federal income tax purposes as receiving a distribution in an amount equal to the amount of money that the stockholders receiving cash dividends or distributions will receive, and should have a cost basis in the shares received equal to such amount. Stockholders receiving dividends in newly issued shares of our common stock will be treated as receiving a distribution equal to the value of the shares received, and should have a cost basis of such amount.

Although we currently intend to distribute any net long-term capital gains at least annually, we may in the future decide to retain some or all of our net long-term capital gains but designate the retained amount as a "deemed distribution." In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include their share of the deemed distribution in income as if it had been distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to their allocable share of the tax paid on the deemed distribution by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder's tax basis for their common stock. Since we expect to pay tax on any retained capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder's other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder's liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a "deemed distribution."

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from us and net gains from redemptions or other taxable


200G9$HXfRIzT8!MV

| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS34 12.10.7.0 | ADG pf_rend | 24-May-2019 07:00 EST | | 684782 TX 41 | 9* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

dispositions of our shares) of U.S. individuals, estates, and trusts to the extent that such person's "modified adjusted gross income" (in the case of an individual) or "adjusted gross income" (in the case of an estate or trust) exceeds certain threshold amounts.

Generally, you will be provided with a written notice each year reporting the amount of any (i) ordinary income dividends, and (ii) capital gain dividends. For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, if we pay you a dividend in January which was declared in the previous October, November or December to stockholders of record on a specified date in one of these months, then the dividend will be treated for tax purposes as being paid by us and received by you on December 31 of the year in which the dividend was declared. If an investor purchases shares of our stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of its investment.

Dividend Reinvestment Plan. Under the dividend reinvestment plan, if a U.S. stockholder owns shares of common stock registered in its own name, the U.S. stockholder will have all cash distributions automatically reinvested in additional shares of common stock unless the U.S. stockholder opts out of our dividend reinvestment plan by delivering a written notice to our dividend paying agent prior to the record date of the next dividend or distribution. See "Dividend Reinvestment Plan." Any distributions reinvested under the plan will nevertheless remain taxable to the U.S. stockholder. The U.S. stockholder will have an adjusted basis in the additional common shares purchased through the plan equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder's account.

Dispositions. A U.S. stockholder generally will recognize gain or loss on the sale, exchange or other taxable disposition of shares of our common stock in an amount equal to the difference between the U.S. stockholder's adjusted basis in the shares disposed of and the amount realized on their disposition. Generally, gain recognized by a U.S. stockholder on the disposition of shares of our common stock will result in capital gain or loss to a U.S. stockholder, and will be a long-term capital gain or loss if the shares have been held for more than one year at the time of sale. Any loss recognized by a U.S. stockholder upon the disposition of shares of our common stock held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by the U.S. stockholder. A loss recognized by a U.S. stockholder on a disposition of shares of our common stock will be disallowed as a deduction if the U.S. stockholder acquires additional shares of our common stock (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed. In this case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

Tax Shelter Reporting Regulations. Under applicable Treasury regulations, if a U.S. stockholder recognizes a loss with respect to shares of $2 million or more for a non-corporate U.S. stockholder or $10 million or more for a corporate U.S. stockholder in any single taxable year (or a greater loss over a combination of years), the U.S. stockholder must file with the IRS a disclosure statement on Form 8886. Direct U.S. stockholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, U.S. stockholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to U.S. stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. U.S. stockholders should consult their own tax advisers to determine the applicability of these regulations in light of their individual circumstances.


200G9$HXfRIzXDGM4

| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS34 12.10.7.0 | ADG pf_rend | 24-May-2019 07:00 EST | | 684782 TX 42 | 9* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS   PMT | 1C |

Backup Withholding. We are required in certain circumstances to backup withhold on taxable dividends or distributions paid to non-corporate U.S. stockholders who do not furnish us or the dividend-paying agent with their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Taxation of non-U.S. stockholders

The following discussion only applies to certain non-U.S. stockholders. Whether an investment in shares of our common stock is appropriate for a non-U.S. stockholder depends upon that person's particular circumstances. An investment in shares of our common stock by a non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their own tax advisers before investing in shares of our common stock.

Actual and Deemed Distributions; Dispositions. Distributions of ordinary income dividends to non-U.S. stockholders, subject to the discussion below, are generally subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current or accumulated earnings and profits even if they are funded by income or gains (such as portfolio interest, short-term capital gains, or foreign-source dividend and interest income) that, if paid to a non-U.S. stockholder directly, would not be subject to withholding. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, we will not be required to withhold federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)

We or the applicable withholding agent generally are not required to withhold any amounts with respect to certain distributions of (i) U.S. source interest income, and (ii) net short term capital gains in excess of net long term capital losses, in each case to the extent we properly report such distributions as "interest-related dividends" or "short-term capital gain dividends" and certain other requirements were satisfied. We anticipate that a portion of our distributions will be eligible for this exemption from withholding; however, we cannot determine what portion of our distributions (if any) will be eligible for this exception until after the end of our taxable year. No certainty can be provided that any of our distributions will be reported as eligible for this exception.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a non-U.S. stockholder will be entitled to a federal income tax credit or tax refund equal to the stockholder's allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the non-U.S. stockholder is not otherwise required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or at a lower rate if provided for by an applicable tax treaty). Accordingly, investment in shares of our common stock may not be appropriate for certain non-U.S. stockholders.

Dividend Reinvestment Plan. Under our dividend reinvestment plan, if a non-U.S. stockholder owns shares of common stock registered in its own name, the non-U.S. stockholder will have all cash distributions automatically reinvested in additional shares of common stock unless it opts out of our dividend reinvestment plan by delivering a written notice to our dividend paying agent prior to the record date of the next dividend or distribution. See "Dividend Reinvestment Plan." If the distribution is a distribution of our investment company taxable income, is not reported by us as a short-term capital gains dividend or interest-related dividend and it is not effectively connected with a U.S. trade or business of the non-U.S. stockholder (or, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment of the non-U.S. stockholder),


200G9$HXfRIza0RM6

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the amount distributed (to the extent of our current or accumulated earnings and profits) will be subject to withholding of U.S. federal income tax at a 30% rate (or lower rate provided by an applicable treaty) and only the net after-tax amount will be reinvested in common shares. The non-U.S. stockholder will have an adjusted basis in the additional common shares purchased through the plan equal to the amount reinvested. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the non-U.S. stockholder's account.

Backup Withholding. A non-U.S. stockholder who is a nonresident alien individual, and who is otherwise subject to withholding of federal income tax, will be subject to information reporting, but may not be subject to backup withholding of federal income tax on taxable dividends or distributions if the non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN, IRS Form W-8BEN-E, or an acceptable substitute form. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance

Legislation commonly referred to as the "Foreign Account Tax Compliance Act," or "FATCA", and the Treasury regulations promulgated thereunder, generally impose a withholding tax of 30% on (i) certain payments of U.S. source interest, dividends and other fixed or determinable annual or periodical gains, profits, and income to foreign financial institutions ("FFIs") unless such FFIs enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners), or such FFIs reside in a jurisdiction that has entered into an intergovernmental agreement with the IRS to provide such information and such FFIs comply with the terms of such intergovernmental agreement and any enabling legislation or administrative authority with respect to such intergovernmental agreement. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder's account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not financial institutions unless such foreign entities certify that they do not have any greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a Non-U.S. Holder and the status of the intermediaries through which they hold their shares, Non-U.S. Holders could be subject to this 30% withholding tax with respect to distributions on their shares of our common stock and proceeds from the sale of their shares of our common stock. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes.

Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor's own situation, including investments through an intermediary.

DESCRIPTION OF CAPITAL STOCK

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below. We urge you to read the applicable prospectus supplement and any related free writing prospectus that we may authorize to be provided to you related to any shares of our capital stock being offered.

Capital Stock

Our authorized capital stock consists of 500,000,000 shares of stock, par value $0.01 per share, 450,000,000 of which are classified as common stock and 50,000,000 of which are classified as preferred stock. Our common stock is listed on the NYSE under the ticker symbol "TPVG." No shares have been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our capital stock outstanding as of May [   ], 2019:

(1)	(2)	(3)	(4)
		Amount Held	Amount Outstanding
	Amount	by us or for	Exclusive of Amount
Title of Class	Authorized	Our Account	Under Column 3
Common Stock	450,000,000	—	[24,819,918]

Under our charter and subject to the rights of holders of any series of preferred stock we may issue in the future, our Board is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock and authorize the issuance of shares of stock without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our charter provides that a majority of our entire Board, without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Common Stock

All shares of our common stock have equal rights as to earnings, assets, distributions and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights of holders of any outstanding shares of preferred stock that we may issue in the future, distributions may be paid to the holders of our common stock if, as and when authorized by our Board and declared by us out of funds legally available for payment. Holders of our common stock have no preemptive, exchange, conversion or redemption rights and shares of our common stock are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of a liquidation, dissolution or winding up of the Company, holders of outstanding shares of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

Our charter authorizes our Board to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. The cost of any such reclassification would be borne by our existing common stockholders. Prior to issuance of shares of each class or series, our Board is required by Maryland law and by our charter to set, subject to the terms of any series of our stock outstanding at the time, the preferences, conversion and other rights,



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voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series. Thus, our Board could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock, together with all other senior securities, must not exceed an amount equal to 66⅔% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a BDC. We believe that the availability for issuance of preferred stock provides us with increased flexibility in structuring future financings and acquisitions. However, we do not currently have any plans to issue preferred stock.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision, which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us and our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer and any individual who, while a director or officer and at our request, serves or has served another corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee, and is made, or threatened to be made, a party to, or witness in, a proceeding by reason of his or her service in any such capacity, from and against any claim or liability to which that person may become subject or which that person may incur by reason of such service and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our directors' and officers' rights to indemnification and advancement of expenses provided by our charter and bylaws vest immediately upon the election or appointment of a director or officer.

Our charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or on behalf of the corporation or



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for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by such corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by such corporation if it is ultimately determined that the standard of conduct was not met.

In accordance with the 1940 Act, we may not indemnify any person for any liability to which such person would be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Additionally, we entered into indemnification agreements with our directors and executive officers that provide for indemnification and advance of expenses to the maximum extent permitted under Maryland law and the 1940 Act.

Provisions of the Maryland General Corporation Law and our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other reasons, the negotiation of such proposals may improve their terms.

Classified Board

Our Board is divided into three classes of directors serving staggered three-year terms. The terms of the first, second and third classes will expire at the annual meeting of stockholders to be held in 2021, 2022 and 2020, respectively, and, in each case, until their successors are duly elected and qualify. Upon expiration of their terms, successor directors of each class will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and when his or her successor is duly elected and qualifies, and each year one class of directors is elected by our stockholders. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board will help to ensure the continuity and stability of our management and policies.

Election of Directors

Our bylaws provide that directors will be elected by a plurality of the votes cast in the election of directors. Pursuant to the charter, our Board may amend our bylaws to alter the vote required to elect directors.

Number of Directors; Vacancies; Removal

Our charter provides that the number of directors will be set only by our Board in accordance with our bylaws. Our bylaws provide that a majority of our entire Board may at any time increase or decrease the number of directors. However, the number of directors may never be less than the minimum number required by the Maryland General Corporation Law, which is one, and, unless our bylaws are amended, may not be more than 15. We have elected to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on our Board. Accordingly, except as may be provided by our Board in setting the terms of any class or series of preferred stock, any and all vacancies on our Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act. Our charter provides that, subject to the rights of holders of one or more



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series of preferred stock to elect or remove one or more directors, a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.

Action by Stockholders

Under the Maryland General Corporation Law, stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting (unless the charter provides for stockholder action by less than unanimous consent, which our charter does not). These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our Board, the Chairman of the Board, President or Chief Executive Officer. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by our Secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our Board and the proposal of other business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our Board or (iii) by a stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting on such business or in the election of each such nominee and who has provided notice to us within the time period, and containing the information, specified by the advance notice provisions set forth in our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our Board at a special meeting may be made only (i) by or at the direction of our Board or (ii) provided that the meeting has been called in accordance with the bylaws for the purpose of electing directors, by a stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the special meeting, who is entitled to vote at the meeting in the election of each such nominee and who has provided notice to us within the time period, and containing the information, specified by the advance notice provisions set forth in our bylaws.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast a majority of the votes entitled to be cast on the matter. However, our charter provides that approval of the following matters requires the affirmative vote of stockholders entitled to cast at least 80% of the votes entitled to be cast on the matter:

• amendments to the provisions of our charter relating to the classification of the Board, the power of the Board to fix the number of directors and to fill vacancies on the Board, the vote required to elect or remove a director and the Board's exclusive power to amend our bylaws;


200G9$HXfRIzqVBt-

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- charter amendments that would convert us from a closed-end company to an open-end company or make our common stock a redeemable security (within the meaning of the 1940 Act);

- our liquidation or dissolution;

- amendments to the provisions of our charter relating to the vote required to approve our dissolution, amendments to our charter and extraordinary transactions;

- any merger, consolidation, conversion, statutory share exchange or sale or exchange of all or substantially all of our assets that the Maryland General Corporation Law requires be approved by our stockholders; or

- any transaction between us and a person, or group of persons acting together (including, without limitation, a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor provision), that is entitled to exercise or direct the exercise, or acquire the right to exercise or direct the exercise, directly or indirectly, other than solely by virtue of a revocable proxy, of one-tenth or more of the voting power in the election of directors generally, or any person controlling, controlled by or under common control with, or employed by or acting as an agent of, any such person or member of such group.

However, if such amendment or proposal is approved by at least two-thirds of our continuing directors (as defined below) (in addition to approval by our Board), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. In addition, if any such transaction is approved by at least two-thirds of our continuing directors, no stockholder approval of such transaction will be required unless the Maryland General Corporation Law, the 1940 Act or another provision of our charter or bylaws otherwise requires such approval. The "continuing directors" are defined in our charter as our current directors as well as those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the continuing directors then on the board of directors.

Our charter and bylaws provide that our Board has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Maryland Control Share Acquisition Act discussed below, as permitted by the Maryland General Corporation Law, our charter provides that stockholders are not entitled to exercise appraisal rights, unless the Board determines that such rights will apply.

Control Share Acquisitions

The Control Share Acquisition Act provides that holders of control shares of a Maryland corporation acquired in a control share acquisition have no voting rights with respect to such control shares except to the extent approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

- one-tenth or more but less than one-third;

- one-third or more but less than a majority; or

- a majority of all voting power.



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The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel the board of directors of the Maryland corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will not amend our by laws to repeal the current exemption from the Control Share Acquisition Act without our Board determining that it would be in the best interests of our stockholders and without the Company first notifying the SEC staff of its intention. The SEC staff has issued informal guidance setting forth its position that certain provisions of the Control Share Acquisition Act would, if implemented, violate Section 18(i) of the 1940 Act.

Business Combinations

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who, directly or indirectly, beneficially owns 10% or more of the voting power of the corporation's outstanding voting stock; or

- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, the board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

49



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After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of the corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The statute permits various exemptions from its provisions, including for business combinations that are exempted by the board before the time that the interested stockholder becomes an interested stockholder. Our Board has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by our Board, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or our Board does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.



| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS34 12.10.7.0 | ADG pf_rend | 24-May-2019 07:01 EST | | 684782 TX 51 | 10* |
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DESCRIPTION OF PREFERRED STOCK

In addition to shares of common stock, our charter authorizes the issuance of preferred stock. We may issue preferred stock from time to time, although we have no immediate intention to do so. If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement. We may issue preferred stock from time to time in one or more classes or series, without stockholder approval. Prior to issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Any such an issuance must adhere to the requirements of the 1940 Act, Maryland law and any other limitations imposed by law.

The following is a general description of the terms of the preferred stock we may issue from time to time. Particular terms of any preferred stock we offer will be described in the prospectus supplement relating to such preferred stock.

If we issue preferred stock, it will pay dividends to the holders of the preferred stock at either a fixed rate or a rate that will be reset frequently based on short-term interest rates, as described in a prospectus supplement accompanying each preferred share offering.

The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to common stock, the liquidation preference of the preferred stock, together with all other senior securities, must not exceed an amount equal to 66⅔% of our total assets (taking into account such distribution), (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on the preferred stock are in arrears by two years or more and (3) such shares be cumulative as to dividends and have a complete preference over our common stock to payment of their liquidation preference in the event of a dissolution.

For any series of preferred stock that we may issue, our board of directors will determine and the articles supplementary and prospectus supplement relating to such series will describe:

- the designation and number of shares of such series;

- the rate, whether fixed or variable, and time at which any dividends will be paid on shares of such series, as well as whether such dividends are participating or non-participating;

- any provisions relating to convertibility or exchangeability of the shares of such series;

- the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;

- the voting powers, if any, of the holders of shares of such series;

- any provisions relating to the redemption of the shares of such series;

- any conditions or restrictions on our ability to issue additional shares of such series or other securities;

- if applicable, a discussion of certain U.S. federal income tax considerations; and

- any other relative powers, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

All shares of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our board of directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which dividends, if any, thereon will be cumulative. We urge you to read the applicable prospectus supplement and any free writing prospectus that we may authorize to be provided to you related to any preferred stock being offered, as well as the complete articles supplementary that contain the terms of the applicable series of preferred stock.



| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS34 12.10.7.0 | ADG pf_rend | 24-May-2019 07:01 EST | | 684782 TX 52 | 8* |
| TRIPLEPOINT POS 8C | START PAGE | | PAL | 05-Apr-2019 17:21 EST COMP | | PS PMT | 1C |

DESCRIPTION OF SUBSCRIPTION RIGHTS

General

We may issue subscription rights to our stockholders to purchase common stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with a subscription rights offering to our stockholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering.

The applicable prospectus supplement would describe the following terms of subscription rights in respect of which this prospectus is being delivered:

- the period of time the offering would remain open (which shall be open a minimum number of days such that all record holders would be eligible to participate in the offering and shall not be open longer than 120 days)

- the title of such subscription rights;

- the exercise price for such subscription rights (or method of calculation thereof);

- the ratio of the offering (which, in the case of transferable rights, will require a minimum of three shares to be held of record before a person is entitled to purchase an additional share);

- the number of such subscription rights issued to each stockholder;

- the extent to which such subscription rights are transferable and the market on which they may be traded if they are transferable;

- if applicable, a discussion of certain U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights;

- the date on which the right to exercise such subscription rights shall commence, and the date on which such right shall expire (subject to any extension);

- the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities and the terms of such over-subscription privilege;

- any termination right we may have in connection with such subscription rights offering; and

- any other terms of such subscription rights, including exercise, settlement and other procedures and limitations relating to the transfer and exercise of such subscription rights.

Exercise Of Subscription Rights

Each subscription right would entitle the holder of the subscription right to purchase for cash such amount of shares of common stock at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights would become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement we will forward, as soon as practicable, the shares of common stock purchasable upon such exercise. To the extent permissible under applicable law, we may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, as set forth in the applicable prospectus supplement.



| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS34 12.10.7.0 | ADG pf_rend | 24-May-2019 07:01 EST | | 684782 TX 53 | 8* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

Dilutive Effects

Any stockholder who chooses not to participate in a rights offering should expect to own a smaller interest in us upon completion of such rights offering. Any rights offering will dilute the ownership interest and voting power of stockholders who do not fully exercise their subscription rights. Further, because the net proceeds per share from any rights offering may be lower than our then current net asset value per share, the rights offering may reduce our net asset value per share. The amount of dilution that a stockholder will experience could be substantial, particularly to the extent we engage in multiple rights offerings within a limited time period. In addition, the market price of our common stock could be adversely affected while a rights offering is ongoing as a result of the possibility that a significant number of additional shares may be issued upon completion of such rights offering. All of our stockholders will also indirectly bear the expenses associated with any rights offering we may conduct, regardless of whether they elect to exercise any rights.


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TRIPLEPOINT VENTURE	Donnelley Financial	ADGP64RS10 12.10.7.0	ADG pf_rend	24-May-2019 07:00 EST	684782 TX 54	9*
TRIPLEPOINT POS 8C	START PAGE		PAL	05-Apr-2019 17:21 EST COMP	PS PMT	1C

DESCRIPTION OF WARRANTS

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

We may issue warrants to purchase shares of our common stock, preferred stock or debt securities. Such warrants may be issued independently or together with shares of common stock, preferred stock or debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

- the aggregate number of such warrants;

- the title of such warrants;

- the price or prices at which such warrants will be issued;

- the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

- if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

- in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which this principal amount of debt securities may be purchased upon such exercise;

- in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;

- the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

- whether such warrants will be issued in registered form or bearer form;

- if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

- if applicable, the number of such warrants issued with each security;

- if applicable, the date on and after which such warrants and the related securities will be separately transferable;

- information with respect to book-entry procedures, if any;

- if applicable, a discussion of certain U.S. federal income tax considerations; and

- any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.



Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase debt securities, the right to receive principal, premium, if any, or interest payments, on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture or, in the case of warrants to purchase common stock or preferred stock, the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Under the 1940 Act, we may generally only offer warrants provided that (1) the warrants expire by their terms within ten years; (2) the exercise or conversion price is not less than the current market value at the date of issuance; (3) our stockholders authorize the proposal to issue such warrants, and our board of directors approves such issuance on the basis that the issuance is in the best interests of us and our stockholders; and (4) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants at the time of issuance may not exceed 25.0% of our outstanding voting securities.


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| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS10 12.10.7.0 | ADG pf_rend | 24-May-2019 07:00 EST | | 684782 TX 56 | 10* |
| TRIPLEPOINT POS 8C | START PAGE | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

DESCRIPTION OF OUR DEBT SECURITIES

We may issue debt securities in one or more series. The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. We urge you to read the applicable prospectus supplement and any free writing prospectus that we may authorize to be provided to you related to the series of debt securities being offered, as well as the complete indentures that contain the terms of the debt securities.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an "indenture." An indenture is a contract between us and the financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under "—Events of Default—Remedies if an Event of Default Occurs." Second, the trustee performs certain administrative duties for us with respect to the debt securities.

This section includes a description of the material provisions of the indenture. Because this section is a summary, however, it does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. A copy of the form of indenture is attached as an exhibit to the registration statement of which this prospectus is a part. We will file a supplemental indenture with the SEC in connection with any debt offering, at which time the supplemental indenture would be publicly available. See "Available Information" for information on how to obtain a copy of the indenture.

The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered, including among other things:

- the designation or title of the series of debt securities;

- the total principal amount of the series of debt securities;

- the percentage of the principal amount at which the series of debt securities will be offered;

- the date or dates on which principal will be payable;

- the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

- the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

- whether any interest may be paid by issuing additional securities of the same series in lieu of cash (and the terms upon which any such interest may be paid by issuing additional securities);

- the terms for redemption, extension or early repayment, if any;

- the currencies in which the series of debt securities are issued and payable;

- whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;

- the place or places of payment, transfer, conversion and/or exchange of the debt securities;

- the denominations in which the offered debt securities will be issued (if other than $1,000 and any integral multiple thereof);

- the provision for any sinking fund;


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| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS10 12.10.7.0 | ADG pf_rend | 24-May-2019 07:00 EST | | 684782 TX 57 | 11* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

- any restrictive covenants;

- any Events of Default (as defined in "Events of Default" below);

- whether the series of debt securities is issuable in certificated form;

- any provisions for defeasance or covenant defeasance;

- any special federal income tax implications, including, if applicable, federal income tax considerations relating to original issue discount;

- whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);

- any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

- whether the debt securities are subject to subordination and the terms of such subordination;

- whether the debt securities are secured and the terms of any security interest;

- the listing, if any, on a securities exchange; and

- any other terms.

The debt securities may be secured or unsecured obligations. Under the provisions of the 1940 Act, we, as a BDC, are permitted to issue debt only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 150% after each issuance of debt, but giving effect to any exemptive relief granted to us by the SEC. For a discussion of risks involved with incurring additional leverage, see "Risk Factors" in our annual, quarterly and other reports filed with the SEC from time to time. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

General

The indenture provides that any debt securities proposed to be sold under this prospectus and the accompanying prospectus supplement ("offered debt securities") and any debt securities issuable upon the exercise of warrants or upon conversion or exchange of other offered securities ("underlying debt securities") may be issued under the indenture in one or more series.

For purposes of this prospectus, any reference to the payment of principal of, or premium or interest, if any, on, debt securities will include additional amounts if required by the terms of the debt securities.

The indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the "indenture securities." The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See "—Resignation of Trustee" below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term "indenture securities" means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

Except as described under "—Events of Default" and "—Merger or Consolidation" below, the indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

57



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| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS10 12.10.7.0 | ADG pf_rend | 24-May-2019 07:00 EST | | 684782 TX 58 | 8* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

We refer you to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants, as applicable, that are described below, including any addition of a covenant or other provision providing event risk protection or similar protection.

We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

Conversion and Exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio, and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.

Issuance of Securities in Registered Form

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in "certificated" form. Debt securities issued in book-entry form will be represented by global securities. We expect that we will usually issue debt securities in book-entry only form represented by global securities.

Book-Entry Holders

We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a depositary that will hold them on behalf of financial institutions that participate in the depositary's book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.

Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in book-entry form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary's book-entry system or holds an interest through a participant. As long as the debt securities are represented by one or more global securities, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

In the future, we may issue debt securities in certificated form or terminate a global security. In these cases, investors may choose to hold their debt securities in their own names or in "street name." Debt securities held in



| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS10 12.10.7.0 | ADG pf_rend | 24-May-2019 07:00 EST | | 684782 TX 59 | 8* |
| TRIPLEPOINT POS 8C | | PAL | | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities, and we will make all payments on those debt securities to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders

Our obligations, as well as the obligations of the applicable trustee and those of any third parties employed by us or the applicable trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in book-entry form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you in this Description of Our Debt Securities, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

- how it handles securities payments and notices;

- whether it imposes fees or charges;

- how it would handle a request for the holders' consent, if ever required;

- whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future for a particular series of debt securities;

- how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

- if the debt securities are in book-entry form, how the depositary's rules and procedures will affect these matters.

Global Securities

As noted above, we usually will issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.


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| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS10 12.10.7.0 | ADG pf_rend | 24-May-2019 07:00 EST | | 684782 TX 60 | 8* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS   PMT | 1C |

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under "—Termination of a Global Security." As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities

As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

- an investor cannot cause the debt securities to be registered in his, her or its name and cannot obtain certificates for his, her or its interest in the debt securities, except in the special situations we describe below;

- an investor will be an indirect holder and must look to his, her or its own bank or broker for payments on the debt securities and protection of his, her or its legal rights relating to the debt securities, as we describe under "—Issuance of Securities in Registered Form" above;

- an investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;

- an investor may not be able to pledge his, her or its interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

- the depositary's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor's interest in a global security. We and the trustee have no responsibility for any aspect of the depositary's actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

- if we redeem less than all the debt securities of a particular series being redeemed, DTC's practice is to determine by lot the amount to be redeemed from each of its participants holding that series;

- an investor is required to give notice of exercise of any option to elect repayment of its debt securities, through its participant, to the applicable trustee and to deliver the related debt securities by causing its participant to transfer its interest in those debt securities, on DTC's records, to the applicable trustee;

- DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds; your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security; and

| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS10 12.10.7.0 | ADG pf_rend | 24-May-2019 07:00 EST | | 684782 TX 61 | 8* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST COMP | | PS PMT | 1C |

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- financial institutions that participate in the depositary's book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities; there may be more than one financial intermediary in the chain of ownership for an investor; we do not monitor, nor are we responsible for the actions of, any of those intermediaries.

Termination of a Global Security

If a global security is terminated for any reason, interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of legal holders and street name investors under "—Issuance of Securities in Registered Form" above.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. If a global security is terminated, only the depositary, and not us or the applicable trustee, is responsible for deciding the investors in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

Payment and Paying Agents

We will pay interest to the person listed in the applicable trustee's records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, usually about two weeks in advance of the interest due date, is called the "record date." Since we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called "accrued interest."

Payments on Global Securities

We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder's right to those payments will be governed by the rules and practices of the depositary and its participants, as described under "—Special Considerations for Global Securities."

Payments on Certificated Securities

We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date to the holder of debt securities as shown on the trustee's records as of the close of business on the regular record date at our office and/or at other offices that may be specified in the prospectus supplement. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee in New York, New York and/or at other offices that may be specified in the prospectus supplement or in a notice to holders against surrender of the debt security.

Alternatively, at our option, we may pay any cash interest that becomes due on the debt security by mailing a check to the holder at his, her, or its address shown on the trustee's records as of the close of business on the regular record date or by transfer to an account at a bank in the United States, in either case, on the due date.



| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS10 12.10.7.0 | ADG pf_rend | 24-May-2019 07:00 EST | | 684782 TX 62 | 8* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

Payment When Offices Are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

The term "Event of Default" in respect of the debt securities of your series means any of the following:

- we do not pay the principal of (or premium, if any, on) a debt security of the series within five days of its due date;

- we do not pay interest on a debt security of the series within 30 days of its due date;

- we do not deposit any sinking fund payment in respect of debt securities of the series within five days of its due date;

- we remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach (the notice must be sent by either the trustee or holders of at least 25.0% of the principal amount of debt securities of the series);

- we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 90 days; or

- the series of debt securities has an asset coverage, as such term is defined in the 1940 Act, of less than 100.0% on the last business day of each of 24 consecutive calendar months, giving effect to any exemptive relief granted to us by the SEC; or

- any other Event of Default in respect of debt securities of the series described in the prospectus supplement occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium, interest, or sinking or purchase fund installment, if it in good faith considers the withholding of notice to be in the interest of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and is continuing, the trustee or the holders of not less than 25.0% in principal amount of the outstanding debt securities of the affected series may (and the trustee shall at the request of such holders) declare the entire principal amount of all the outstanding debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the outstanding debt securities of the affected series if (1) we have deposited with the trustee all amounts due and owing with respect to the securities (other than principal that has become due solely by reason of such acceleration) and certain other amounts, and (2) any other Events of Default have been cured or waived.


200G9$HXfRIzZ6LtB

| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS10 12.10.7.0 | ADG pf_rend | 24-May-2019 07:00 EST | | 684782 TX 63 | 8* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS   PMT | 1C |

The trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee protection from expenses and liability reasonably satisfactory to it (called an "indemnity"). If indemnity reasonably satisfactory to the trustee is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

- you must give the trustee written notice that an Event of Default with respect to the relevant series of debt securities has occurred and remains uncured;

- the holders of at least 25.0% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer indemnity, security, or both reasonably satisfactory to the trustee against the costs, expenses, and other liabilities of taking that action;

- the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity and/or security; and

- the holders of a majority in principal amount of the outstanding debt securities of that series must not have given the trustee a direction inconsistent with the above notice during that 60-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

Waiver of Default

Holders of a majority in principal amount of the outstanding debt securities of the affected series may waive any past defaults other than a default:

- in the payment of principal, any premium or interest; or

- in respect of a covenant that cannot be modified or amended without the consent of each holder.

Merger or Consolidation

Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

- where we merge out of existence or sell substantially all of our assets, the resulting entity or transferee must agree to be legally responsible for our obligations under the debt securities;

- the merger or sale of assets must not cause a default on the debt securities and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a



| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS10 12.10.7.0 | ADG pf_rend | 24-May-2019 07:00 EST | | 684782 TX 64 | 8* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS   PMT | 1C |

default would include an Event of Default that has occurred and has not been cured, as described under "Events of Default" above. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us a notice of default or our default having to exist for a specific period of time were disregarded.

- we must deliver certain certificates and documents to the trustee; and

- we must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

Modification or Waiver

There are three types of changes we can make to the indenture and the debt securities issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

- change the stated maturity of the principal of or interest on a debt security or the terms of any sinking fund with respect to any security;

- reduce any amounts due on a debt security;

- reduce the amount of principal payable upon acceleration of the maturity of an original issue discount or indexed security following a default or upon the redemption thereof or the amount thereof provable in a bankruptcy proceeding;

- adversely affect any right of repayment at the holder's option;

- change the place or currency of payment on a debt security (except as otherwise described in the prospectus or prospectus supplement);

- impair your right to sue for payment;

- adversely affect any right to convert or exchange a debt security in accordance with its terms;

- modify the subordination provisions in the indenture in a manner that is adverse to outstanding holders of the debt securities;

- reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

- reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

- modify any other aspect of the provisions of the indenture dealing with supplemental indentures with the consent of holders, waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and

- change any obligation we have to pay additional amounts.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications, establishment of the form or terms of new securities of any series as permitted by the indenture and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.


200G9$HXfRIzefPMo

| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS10 12.10.7.0 | ADG pf_rend | 24-May-2019 07:01 EST | | 684782 TX 65 | 8* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS   PMT | 1C |

Changes Requiring Majority Approval

Any other change to the indenture and the debt securities would require the following approval:

- if the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series; and

- if the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

In each case, the required approval must be given by written consent.

The holders of a majority in principal amount of a series of debt securities issued under the indenture, voting together as one class for this purpose, may waive our compliance with some of the covenants applicable to that series of debt securities. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under "—Changes Requiring Your Approval."

Further Details Concerning Voting

When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:

- for original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default;

- for debt securities whose principal amount is not known (for example, because it is based on an index), we will use the principal face amount at original issuance or a special rule for that debt security described in the prospectus supplement; and

- for debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption or if we, any other obligor, or any affiliate of us or any obligor own such debt securities. Debt securities will also not be eligible to vote if they have been fully defeased as described later under "—Defeasance—Full Defeasance".

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. However, the record date may not be more than 30 days before the date of the first solicitation of holders to vote on or take such action. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within 11 months following the record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.


200G9$HXfRlzhijMC

| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS10 12.10.7.0 | ADG pf_rend | 24-May-2019 07:01 EST | | 684782 TX 66 | 8* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS   PMT | 1C |

Covenant Defeasance

Under current U.S. federal tax law and the indenture, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called "covenant defeasance". In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If we achieved covenant defeasance and your debt securities were subordinated as described under "—Indenture Provisions—Subordination" below, such subordination would not prevent the trustee under the indenture from applying the funds available to it from the deposit described in the first bullet below to the payment of amounts due in respect of such debt securities for the benefit of the subordinated debt holders. In order to achieve covenant defeasance, the following must occur:

- we must deposit in trust for the benefit of all holders of a series of debt securities a combination of cash (in such currency in which such securities are then specified as payable at stated maturity) or government obligations applicable to such securities (determined on the basis of the currency in which such securities are then specified as payable at stated maturity) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates and any mandatory sinking fund payments or analogous payments;

- we must deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit;

- we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act and a legal opinion and officers' certificate stating that all conditions precedent to covenant defeasance have been complied with;

- defeasance must not result in a breach or violation of, or result in a default under, of the indenture or any of our other material agreements or instruments, as applicable;

- no default or event of default with respect to such debt securities shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days; and

- satisfy the conditions for covenant defeasance contained in any supplemental indentures.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be such a shortfall. However, there is no assurance that we would have sufficient funds to make payment of the shortfall.

Full Defeasance

If there is a change in U.S. federal tax law or we obtain an IRS ruling, as described in the second bullet below, we can legally release ourself from all payment and other obligations on the debt securities of a particular series (called "full defeasance") if we put in place the following other arrangements for you to be repaid:

- we must deposit in trust for the benefit of all holders of a series of debt securities a combination of cash (in such currency in which such securities are then specified as payable at stated maturity) or government obligations applicable to such securities (determined on the basis of the currency in which such securities are then specified as payable at stated maturity) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates and any mandatory sinking fund payments or analogous payments;

- we must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be


200G9$HXfRlzkISM

| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS10 12.10.7.0 | ADG pf_rend | 24-May-2019 07:01 EST | | 684782 TX 67 | 8* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

taxed on the debt securities any differently than if we did not make the deposit. Under current U.S. federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit;

- we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act and a legal opinion and officers' certificate stating that all conditions precedent to defeasance have been complied with;

- defeasance must not result in a breach or violation of, or constitute a default under, of the indenture or any of our other material agreements or instruments, as applicable;

- no default or event of default with respect to such debt securities shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days; and

- satisfy the conditions for full defeasance contained in any supplemental indentures.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors, as applicable, if we ever became bankrupt or insolvent. If your debt securities were subordinated as described later under "—Indenture Provisions—Subordination", such subordination would not prevent the trustee under the indenture from applying the funds available to it from the deposit referred to in the first bullet of the preceding paragraph to the payment of amounts due in respect of such debt securities for the benefit of the subordinated debt holders.

Form, Exchange and Transfer of Certificated Registered Securities

If registered debt securities cease to be issued in book-entry form, they will be issued:

- only in fully registered certificated form;

- without interest coupons; and

- unless we indicate otherwise in the prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed and as long as the denomination is greater than the minimum denomination for such securities.

Holders may exchange or transfer their certificated securities at the office of the trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourself.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent, as applicable, is satisfied with the holder's proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in the prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.


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| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS10 12.10.7.0 | ADG pf_rend | 24-May-2019 07:01 EST | | 684782 TX 68 | 8* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS   PMT | 1C |

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a registered debt security is issued in book-entry form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.

Resignation of Trustee

Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series and has accepted such appointment. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions—Subordination

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all Senior Indebtedness (as defined below), but our obligation to you to make payment of the principal of (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on Senior Indebtedness has been made or duly provided for in money or money's worth.

In the event that, notwithstanding the foregoing, any payment by us is received by the trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities, upon our dissolution, winding up, liquidation or reorganization before all Senior Indebtedness is paid in full, the payment or distribution must be paid over to the holders of the Senior Indebtedness or on their behalf for application to the payment of all the Senior Indebtedness remaining unpaid until all the Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of the Senior Indebtedness out of the distributive share of such subordinated debt securities.

By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities or the holders of any indenture securities that are not Senior Indebtedness. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.

Senior Indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

- our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed that we have designated as "Senior Indebtedness" for purposes of the indenture and in accordance with the terms of the indenture (including any indenture securities designated as Senior Indebtedness), and

- renewals, extensions, modifications and refinancings of any of this indebtedness.



| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS10 12.10.7.0 | ADG pf_rend | 24-May-2019 07:01 EST | | 684782 TX 69 | 10* |
| TRIPLEPOINT POS 8C | | PAL | | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of our Senior Indebtedness and of our other Indebtedness outstanding as of a recent date.

Secured Indebtedness and Ranking

Certain of our indebtedness, including certain series of indenture securities, may be secured. The prospectus supplement for each series of indenture securities will describe the terms of any security interest for such series and will indicate the approximate amount of our secured indebtedness as of a recent date. Any unsecured indenture securities will effectively rank junior to any secured indebtedness, including any secured indenture securities, that we incur in the future to the extent of the value of the assets securing such future secured indebtedness. The debt securities, whether secured or unsecured, will rank structurally junior to all existing and future indebtedness (including trade payables) incurred by any subsidiaries, financing vehicles, or similar facilities we may have.

In the event of our bankruptcy, liquidation, reorganization or other winding up any of our assets that secure secured debt will be available to pay obligations on unsecured debt securities only after all indebtedness under such secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all unsecured debt securities then outstanding after fulfillment of this obligation. As a result, the holders of unsecured indenture securities may recover less, ratably, than holders of any of our secured indebtedness.

The Trustee under the Indenture

U.S Bank National Association serves as the trustee under the indenture.

ISSUANCE OF OPTIONS, WARRANTS OR SECURITIES TO SUBSCRIBE FOR OR CONVERTIBLE INTO SHARES OF OUR COMMON STOCK

At our 2018 annual stockholders meeting, our stockholders approved our ability to sell or otherwise issue options, warrants or rights to subscribe to, convert to, or purchase shares of our common stock, which may include convertible preferred stock and convertible debentures, under appropriate circumstances in connection with our capital raising and financing activities, subject to applicable restrictions under the 1940 Act (including, without limitation, that the number of shares issuable does not exceed 25% of our then-outstanding common stock and that the exercise or conversion price thereof is not, at the date of issuance, less than the market value per share of our common stock). Such authorization has no expiration. Any exercise of options, warrants or securities to subscribe for or convertible into shares of our common stock at an exercise or conversion price that is below net asset value at the time of such exercise or conversion would result in an immediate dilution to existing common stockholders. This dilution would include reduction in net asset value as a result of the proportionately greater decrease in the stockholders' interest in our earnings and assets and their voting interest than the increase in our assets resulting from such offering.

As a result of obtaining this authorization, in order to sell or otherwise issue options, warrants or securities to subscribe for or convertible into shares of our common stock, (a) the exercise or conversion feature of the options, warrants or rights must expire within 10 years of issuance; (b) with respect to such securities that are accompanied by other securities when issued, the securities cannot be separately transferable unless no class of such securities and the other securities that accompany them has been publicly distributed; (c) the exercise or conversion price for the options, warrants or rights must not be less than the current market value of the common stock at the date of the issuance of the options, warrants or rights; (d) a majority of our directors who are not "interested persons" of the Company as defined in the 1940 Act shall have approved each individual issuance of options, warrants or rights and determined that each such issuance is in the best interests of the Company and our stockholders; and (e) the number of shares of our common stock that would result from the exercise or conversion of such securities and all other securities convertible, exercisable or exchangeable into shares of our common stock outstanding at the time of issuance of such securities must not exceed 25% of our outstanding common stock at such time.

We could also sell shares of common stock below net asset value per share in certain other circumstances, including through subscription rights issued in rights offerings. See "Description of Subscription Rights" in this prospectus and "Risk Factors" in our most recent Annual Report on Form 10-K, as well as in any of our subsequent SEC filings.

PLAN OF DISTRIBUTION

We may offer from time to time, in one or more offerings or series, up to $500,000,000 of common stock, preferred stock, debt securities, subscription rights to purchase common stock, warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, in one or more underwritten public offerings, at-the-market offerings, negotiated transactions, block trades, best efforts or a combination of these methods. We may sell the securities through underwriters or dealers, directly to one or more purchasers, including existing stockholder in a rights offering, through agents or through a combination of any such methods of sale. In the case of a rights offering, the applicable prospectus supplement will set forth the number of shares of our common stock issuable upon the exercise of each right and the other terms of such rights offering. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. A prospectus supplement or supplements will also describe the terms of the offering of the securities, including: the purchase price of the securities and the proceeds we will receive from the sale; any over-allotment options under which underwriters may purchase additional securities from us; any agency fees or underwriting discounts and other items constituting agents' or underwriters' compensation; the public offering price; any discounts or concessions allowed or re-allowed or paid to dealers; and any securities exchange or market on which the securities may be listed. Only underwriters named in the prospectus supplement will be underwriters of the securities offered by the prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share of our common stock, less any underwriting commissions or discounts, must equal or exceed the net asset value per share of our common stock at the time of the offering except (i) in connection with a rights offering to our existing stockholders, (ii) with the prior approval of the majority (as defined in the 1940 Act) of our common stockholders, or (iii) under such other circumstances as the SEC may permit. Any offering of securities by us that requires the consent of the majority of our common stockholders, must occur, if at all, within one year after receiving such consent. The price at which the securities may be distributed may represent a discount from prevailing market prices.

In connection with the sale of the securities, underwriters or agents may receive compensation from us or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement.

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the option to purchase additional shares from us or in the open market after the distribution is completed, to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.


200G9$HXfRIz%b=MG

| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS10 12.10.7.0 | ADG pf_rend | 24-May-2019 07:01 EST | | 684782 TX 72 | 17* |
| TRIPLEPOINT POS 8C | | PAL | | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

Any underwriters who are qualified market makers on the New York Stock Exchange may engage in passive market making transactions in our common stock, preferred stock, subscription rights, warrants or debt securities, as applicable, on the New York Stock Exchange in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, the passive market maker's bid must then be lowered when certain purchase limits are exceeded.

We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no trading market, other than our common stock, which is listed on the NYSE under the symbol "TPVG". We may elect to list any other class or series of securities on any exchanges, but we are not obligated to do so. We cannot guarantee the liquidity of the trading markets for any securities.

Under agreements that we may enter, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of our securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement.

In order to comply with the securities laws of certain states, if applicable, our securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.



200G9$HXfRI!2PiM_

| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS10 12.10.7.0 | ADG pf_rend | 24-May-2019 07:01 EST | | 684782 TX 73 | 16* |
| TRIPLEPOINT POS 8C | START PAGE | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our securities are held by U.S. Bank, N.A. pursuant to a custody agreement. The principal business address of U.S. Bank, N.A. is 190 S. LaSalle Street, 10th Floor, Chicago, IL 60603. American Stock Transfer & Trust Company, LLC will serve as our transfer agent, distribution paying agent and registrar. The principal business address of American Stock Transfer & Trust Company, LLC is 6201 15th Avenue, Brooklyn, NY 11219.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we acquire and dispose of many of our investments in privately negotiated transactions, many of the transactions that we engage in do not require the use of brokers or the payment of brokerage commissions. Subject to policies established by our Board, our Adviser is primarily responsible for selecting brokers and dealers to execute transactions with respect to the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Adviser does not execute transactions through any particular broker or dealer but seeks to obtain the best net results for us under the circumstances, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm's risk and skill in positioning blocks of securities. Our Adviser generally seeks reasonably competitive trade execution costs but does not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based upon brokerage or research services provided to our Adviser and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.

We also pay brokerage commissions incurred in connection with open-market purchases pursuant to our dividend reinvestment plan.

The aggregate amount of brokerage commissions paid by us during the three most recent fiscal years is approximately $13,000.

LEGAL MATTERS

The legality of the securities offered hereby will be passed upon for the Company by Dechert LLP, Washington, DC. Certain legal matters in connection with the offering will be passed upon for the underwriters, if any, by the counsel named in the prospectus supplement.

EXPERTS

Deloitte & Touche LLP, located at 555 Mission Street, Suite 1400, San Francisco, California 94105, is the independent registered public accounting firm of the Company.

The audited consolidated financial statements of the Company appearing in our Annual Report on Form 10-K for the year ended December 31, 2018 and incorporated in this prospectus by reference have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. Such consolidated financial statements are incorporated by reference in reliance on the report of Deloitte & Touche LLP given on their authority as experts in accounting and auditing. The senior securities table of the Company, included in this prospectus and elsewhere in the registration statement, has been so included in reliance upon the report of Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report filed as an exhibit to the registration statement of which this prospectus is part.



| TRIPLEPOINT VENTURE | Donnelley Financial | VDI-W7-PFL-1439 12.10.7.0 | ADG viswv0tv | 24-May-2019 09:04 EST | | 684782 TX 74 | 15* |
| TRIPLEPOINT POS 8C | START PAGE | | PAL | 05-Apr-2019 17:21 EST | COMP | PS   PMT | 1C |

INCORPORATION BY REFERENCE

This prospectus is part of a registration statement that we have filed with the SEC. Pursuant to the Small Business Credit Availability Act, we are allowed to "incorporate by reference" the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below, and any reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the securities covered by this prospectus, including all such documents we may file with the SEC after the date of this registration statement and prior to its effectiveness, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents; provided, however, that information "furnished" under Item 2.02 or Item 7.01 of Form 8-K, or other information "furnished" to the SEC, which is not deemed filed is not and will not be incorporated by reference:

- our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 6, 2019;

- our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on May 2, 2019

- our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 14, 2019; and

- our Current Report on Form 8-K filed with the SEC on April 29, 2019;

- The description of our Common Stock referenced in our Registration Statement on Form 8-A (No. 001-36328), as filed with the SEC on March 3, 2014, including any amendment or report filed for the purpose of updating such description prior to the termination of the offering of the common stock registered hereby.

To obtain copies of these filings, see "Available Information."


200G9$HXfRly#bwtU

| TRIPLEPOINT VENTURE | Donnelley Financial | ADGP64RS06 12.10.7.0 | ADG pf_rend | 24-May-2019 07:00 EST | | 684782 TX 75 | 9* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

AVAILABLE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or other document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available free of charge on the SEC's website at *www.sec.gov*. This information is also available free of charge by contacting us by telephone at (650) 854-2090 or on our website at *www.tpvg.com*. Information contained on our website is not incorporated by reference into this prospectus or any prospectus supplement, and you should not consider that information to be part of this prospectus or any prospectus supplement.

You can request a copy of any of our SEC filings, including those incorporated by reference herein, at no cost, by writing or telephoning us at the following address or telephone number:

TriplePoint Venture Growth BDC Corp.
2755 Sand Hill Road, Suite 150
Menlo Park, California 94025
(650) 854-2090
Attn: Secretary

$500,000,000

TriplePoint Venture Growth BDC Corp.

Common Stock
Preferred Stock
Subscription Rights
Warrants
Debt Securities

PROSPECTUS

, 2019



| TRIPLEPOINT VENTURE | Donnelley Financial | VDI-W7-PFD-0399 12.9.12.0 | ADG kumav5ap | 27-Mar-2019 21:56 EST | | 684782 PARTC 1 | 8* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS   PMT | 1C |

TRIPLEPOINT VENTURE GROWTH BDC CORP.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1) Financial statements

The consolidated financial statements as of December 31, 2018 and December 31, 2017 and for each of the three years in the period ended December 31, 2018 have been incorporated by reference in this registration statement in "Part A—Information Required in a Prospectus" in reliance on the report of Deloitte & Touche LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

(2) Exhibits

(a) Articles of Amendment and Restatement[1]

(b) Amended and Restated Bylaws[1]

(c) Not applicable

(d)(1) Form of Stock Certificate[1]

(d)(2) Indenture between TriplePoint Venture Growth BDC Corp. and U.S. National Bank Association, as trustee, dated July 31, 2015[5]

(d)(3) Form T-1 Statement of Eligibility of U.S. Bank National Association, as Trustee, with respect to the Form of Indenture[9]

(d)(4) Second Supplemental Indenture relating to the 5.75% Notes due 2022, between TriplePoint Venture Growth BDC Corp. and U.S. National Bank Association, as trustee, dated July 14, 2017[6]

(d)(5) Form of 5.75% Notes due 2022[6]

(e) Dividend Reinvestment Plan[1]

(f) Not applicable

(g) Investment Advisory Agreement between the Registrant and TPVG Advisers LLC[2]

(h)(1) Form of Underwriting Agreement for equity security issuances[4]

(h)(2) Form of Underwriting Agreement for debt security issuances[4]

(i) Not applicable

(j) Custody Agreement between the Registrant and U.S. Bank, N.A.[3]

(k)(1) Administration Agreement between the Registrant and TPVG Administration LLC[2]

(k)(2) License Agreement between the Registrant and TriplePoint Capital LLC[2]

(k)(3) Form of Indemnification Agreement between the Registrant and each of its directors and executive officers[1]

(k)(4) Receivables Financing Agreement between TriplePoint Venture Growth BDC Corp., the lenders party thereto, Deutsche Bank AG, Deutsche Bank Trust Company Americas, the other agent parties thereto and U.S. Bank, National Association[3]

(k)(5) Pledge Agreement between TriplePoint Venture Growth BDC Corp., TPVG Variable Funding Company LLC and Deutsche Bank AG[3]

(k)(6) Blocked Account Control Agreement between TPVG Variable Funding Company LLC, Deutsche Bank AG and U.S. Bank, National Association[3]



200G9$HXfRIWK$4ME

| TRIPLEPOINT VENTURE | Donnelley Financial | VDI-W7-PFL-0973 12.10.7.0 | ADG mohar0dc | 24-May-2019 06:24 EST | | 684782 PARTC 2 | 13* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

(k)(7) Securities Purchase Agreement, dated as of October 25, 2017, by and between the Company and certain investment funds managed by the Alternative Investments & Manager Selection Group of Goldman Sachs Asset Management, L.P.[7]

(k)(8) Securities Purchase Agreement, dated as of October 25, 2017, by and between the Company and James P. Labe, Sajal K. Srivastava, and Andrew J. Olson[7]

(k)(9) Letter Agreement amending the Receivables Financing Agreement, dated January 25, 2018[8]

(k)(10) Securities Purchase Agreement, by and between TriplePoint Venture Growth BDC Corp., NorthStar Real Estate Capital Income Master Fund and Colony Capital Focus Fund, LP, dated August 6, 2018[10]

(l) Opinion and consent of Dechert LLP, counsel for the Registrant[11]

(m) Not applicable

(n)(1) Consent of Deloitte & Touche LLP*

(n)(2) Opinion of Deloitte & Touche LLP on senior securities table[11]

(o) Not applicable

(p) Not applicable

(q) Not applicable

(r) Joint Code of Ethics of the Registrant and our Adviser[9]

---

(1) Previously filed in connection with Pre-Effective Amendment No. 1 to TriplePoint Venture Growth BDC Corp.'s registration statement on Form N-2 (File No. 333-191871) filed on January 22, 2014.
(2) Previously filed in connection with Pre-Effective Amendment No. 2 to TriplePoint Venture Growth BDC Corp.'s registration statement on Form N-2 (File No. 333-191871) filed on February 24, 2014.
(3) Previously filed in connection with Pre-Effective Amendment No. 3 to TriplePoint Venture Growth BDC Corp.'s registration statement on Form N-2 (File No. 333-191871) filed on March 3, 2014.
(4) Previously filed in connection with the Pre-Effective Amendment No. 1 to TriplePoint Venture Growth BDC Corp.'s registration statement on Form N-2 (File No. 333-204933) filed on July 8, 2015.
(5) Previously filed on Form 8-A (File No. 001-36328) filed on August 4, 2015.
(6) Previously filed in connection with the Post-Effective Amendment No. 6 to TriplePoint Venture Growth BDC Corp's registration statement on Form N-2 (File No. 333-204933) filed on July 14, 2017.
(7) Previously filed on Form 8-K (File No. 814-01044) on October 26, 2017.
(8) Previously filed on Form 8-K (File No. 814-01044) on January 29, 2018.
(9) Previously filed in connection with TriplePoint Venture Growth BDC Corp's registration statement on Form N-2 (File No. 333-223924) filed on March 26, 2018.
(10) Previously file in connection with Post-Effective Amendment No. 1 to TriplePoint Venture Growth BDC Corp.'s registration statement on Form N-2 (File No. 333-223924) filed on August 9, 2018.
(11) Previously file in connection with Post-Effective Amendment No. 2 to TriplePoint Venture Growth BDC Corp.'s registration statement on Form N-2 (File No. 333-223924) filed on April 5, 2019.
* Filed herewith.

Item 26. Marketing Arrangements

The information contained under the heading "Plan of Distribution" in the prospectus that is included in this registration statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$ 16,108
FINRA filing fee	19,907
NYSE listing fees[1]	15,400
Printing expenses[1]	40,000
Accounting fees and expenses[1]	30,000
Legal fees and expenses[1]	300,000
Miscellaneous[1]	1,000
Total	$422,415

---

(1) These amounts are estimates.

███████████████████████████████████████
200G9$HXfRI4Jn$M(

| TRIPLEPOINT VENTURE | Donnelley Financial | VDI-W7-PFD-0594 12.10.7.0 | ADG rajav0tv | 24-May-2019 05:59 EST | | 684782 PARTC 3 | 10* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

Item 28. Persons Controlled by or Under Common Control

The Registrant directly or indirectly owns 100% of the limited liability company interests of TPVG Variable Funding Company LLC, a Delaware limited liability company, and TPVG Investment LLC, a Delaware limited liability company. Each of the Registrant's subsidiaries is consolidated for financial reporting purposes. In addition, the Registrant may be deemed to control certain portfolio companies. See "Portfolio Companies" in the prospectus that is included in this registration statement.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant's common stock as of May [   ], 2019

Title of Class	Number of Record Holders
Common Stock, $0.01 par value	[ ]

Item 30. Indemnification

Reference is made to Section 2-418 of the Maryland General Corporation Law, Article VIII of the Registrant's Articles of Amendment and Restatement and Article XI of the Registrant's Amended and Restated Bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment as being material to the cause of action. The Registrant's charter contains such a provision, which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

The Registrant's charter authorizes the Registrant, and the Registrant's bylaws require the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer and any individual who, while serving as the Registrant's director or officer and at the Registrant's request, serves or has served another corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee who, in either case, is made, or threatened to be made, a party to, or witness in, a proceeding by reason of his or her service in any such capacity, from and against any claim or liability to which that person may become subject or which that person may incur by reason of such service and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which the Registrant's charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation's receipt of (a) a written affirmation by the director or officer of


200G9$HXfCF1gxot"

| TRIPLEPOINT VENTURE | Donnelley Financial | VDI-W7-PFD-0441 12.9.12.0 | ADG padhp0an | 28-Mar-2019 01:26 EST | | 684782 PARTC 4 | 9* |
| TRIPLEPOINT POS 8C | | | PAL | 05-Apr-2019 17:21 EST | COMP | PS   PMT | 1C |

his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

In accordance with the 1940 Act, the Registrant may not indemnify any person for any liability to which such person would be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Our Adviser and Administrator

The Investment Advisory Agreement provides that, absent criminal conduct, willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our Adviser and its professionals and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the investment adviser's services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent criminal conduct, willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our Administrator and any person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of our Administrator's services under the Administration Agreement or otherwise as administrator for the Registrant.

The Registrant has entered into indemnification agreements with its executive officers and directors. The indemnification agreements are intended to provide the Registrant's directors the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement, each an "Indemnitee," including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which our Adviser, and each managing director, director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this registration statement in the section entitled "Portfolio Management" and is otherwise incorporated by reference into Part A of this registration statement. Additional information regarding our Adviser and its officers and directors is set forth in its Form ADV, as filed with the U.S. Securities and Exchange Commission (SEC File No. 801-78757).

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)   the Registrant: TriplePoint Venture Growth BDC Corp., 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025;

(2)   the Custodian: U.S. Bank, N.A., 190 S. LaSalle Street, 10th Floor, Chicago, IL 60603;

(3)   the Transfer and Dividend Paying Agent and Registrar: American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219;

(4) the Registrant's Adviser: TriplePoint Advisers LLC, 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025; and

(5) the Registrant's Administrator: TriplePoint Administrator LLC, 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1) The Registrant undertakes to suspend the offering of shares until it amends its prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, the Registrant's net asset value declines more than 10.0% from its net asset value as of the effective date of this Registration Statement, or (b) its net asset value increases to an amount greater than its net proceeds as stated in the prospectus contained herein.

(2) Not applicable.

(3) The Registrant undertakes, in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by stockholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. The Registrant further undertakes that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall file a post-effective amendment to set forth the terms of such offering.

(4) The Registrant hereby undertakes:

    (a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

        (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

        (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b), or other applicable SEC rule under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    provided, however, that paragraphs 4(a)(i), (ii), and (iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b), or other applicable SEC rule under the Securities Act, that is part of the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) if the Registrant is relying on Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. *Provided, however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) or Rule 497(b), (c), (d), or (e) under the Securities Act, as applicable, as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. *Provided, however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)   any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 or Rule 497 under the Securities Act, as applicable;

(ii)   free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)   the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)   any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)   Not applicable.

(6)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


200G9$HXfRI7p=rMk

| TRIPLEPOINT VENTURE | Donnelley Financial | VDI-W7-PFD-0594 12.10.7.0 | ADG rajav0tv | 24-May-2019 06:03 EST | | 684782 SIG 1 | 8* |
| TRIPLEPOINT POS 8C | START PAGE | | PAL | 05-Apr-2019 17:21 EST | COMP | PS PMT | 1C |

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of Menlo Park, in the State of California, on May 5, 2019.

TRIPLEPOINT VENTURE GROWTH BDC CORP.

By: /s/ James P. Labe
        Name: James P. Labe
        Title: *Chief Executive Officer and Chairman of the Board*

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 has been signed by the following persons on behalf of the Registrant, in the capacities indicated, on this [   ] day of May, 2019. This document may be executed by the signatories hereto on any number of counterparts, all of which shall constitute one and the same instrument.

Signatures	Title	Date
By: /s/ James P. Labe James P. Labe	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	May [ ], 2019
By: /s/ Sajal K. Srivastava Sajal K. Srivastava	Chief Investment Officer, President, Secretary, Treasurer and Director	May [ ], 2019
By: /s/ Christopher Gastelu Christopher Gastelu	Interim Chief Financial Officer (Principal Financial and Accounting Officer)	May [ ], 2019
By: * Gilbert E. Ahye	Director	May [ ], 2019
By: * Steven P. Bird	Director	May [ ], 2019
By: * Stephen A. Cassani	Director	May [ ], 2019

*   Signed by James P. Labe pursuant to a power of attorney signed by each individual and filed with this Registration Statement on March 26, 2018.

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                                                                                                        200G9$HXfRl8iPYss
TRIPLEPOINT VENTURE    Donnelley Financial    VDI-W7-PFD-0594   ADG rajav0tv    24-May-2019 06:05 EST    684782 EXN1 1    7*
                                              12.10.7.0
TRIPLEPOINT POS 8C     START PAGE                ■        PAL                                            HTM ESS    1C
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Exhibit (n)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 3 to Registration Statement No. 333-223924 on Form N-2 (the "Registration Statement") of our report dated March 6, 2019, relating to the consolidated financial statements of TriplePoint Venture Growth BDC Corp. and subsidiaries (the "Company") appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference in the Registration Statement, and to the references to us under the heading "Experts" in the Registration Statement.

We also consent to the use in this Post-Effective Amendment No. 3 to Registration Statement No. 333-223924 on Form N-2 of our report dated April 5, 2019, relating to the financial information set forth under the heading "Senior Securities" in the Registration Statement and to the reference to us under the heading "Senior Securities."

/s/ Deloitte & Touche LLP

San Francisco, California

May [   ], 2019